Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

By and Among

HEDYCHIUM GROUP LIMITED

HEDYCHIUM LIMITED

and

PROPERTYGURU GROUP LIMITED

Dated as of August 16, 2024

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- ii -

- iii -

Exhibit

Exhibit A	Plan of Merger

Exhibit B	Form of Amended and Restated Memorandum and Articles of Association of the Surviving Company

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This AGREEMENT AND PLAN OF MERGER, dated as of August 16, 2024 (this “Agreement”), is by and among Hedychium Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), Hedychium Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), and PropertyGuru Group Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”).

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “CICA”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company (as defined in the CICA) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors of the Company, acting on the recommendation of the special committee of the Board of Directors of the Company (the “Special Committee”) consisting only of independent and disinterested directors (such recommendation of the Special Committee, the “Special Committee Recommendation”) has unanimously adopted resolutions: (a) determining that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into this Agreement and the Plan of Merger; (b) approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) upon the terms and subject to the conditions set forth herein and therein; (c) determining to recommend the approval and authorization of the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions (including the Merger) to the shareholders of the Company at the Company Shareholders’ Meeting (the “Company Board Recommendation”); (d) directing that this Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for their approval; and (e) approving and declaring advisable the Voting Agreements and the transactions contemplated thereby;

WHEREAS, (a) the respective Boards of Directors of Parent and Merger Sub have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement (and for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein and (b) the Board of Directors of Parent has approved and declared advisable the Voting Agreements and the transactions contemplated thereby;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the Plan of Merger,

and the consummation of the Transactions upon the terms and subject to the conditions set forth herein;

WHEREAS, Parent will execute and deliver, in accordance with the CICA and in its capacity as the sole shareholder of Merger Sub, a special resolution adopting and approving this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, BPEA Private Equity Fund VIII, L.P. and BPEA Private Equity Fund VIII, SCSp (collectively, the “Equity Investor”) is entering into (a) an equity commitment letter in favor of Parent (the “Equity Commitment Letter”), pursuant to which the Equity Investor has committed, subject to the terms and conditions therein, to invest in Parent the amounts set forth therein, and (b) a limited guarantee in favor of the Company (the “Guarantee”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC, in its capacity as general partner of TPG Asia VI Digs 1 L.P., and Epsilon Asia Holdings II Pte. Ltd. has entered into a Voting and Support Agreement, dated as of the date of this Agreement (each, a “Voting Agreement”), pursuant to which, among other things, each such shareholder has agreed to take certain actions to support the Transactions, including the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Plan of Merger and CICA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company (as defined in the CICA) in the Merger and a wholly owned Subsidiary of Parent. As a result of the Merger, Merger Sub shall be struck off the Register of Companies by the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”). The Company, as the surviving company in the Merger, is hereinafter sometimes referred to as the “Surviving Company”.

Section 1.02 Closing. The closing of the Merger (the “Closing”) shall take place electronically by exchange of Closing deliverables at 8:00 a.m., New York City time, on the fifth Business Day following the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of those conditions at such time), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is herein referred to as the “Closing Date”.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated under the CICA by (a) executing and filing the Plan of Merger with respect to the Merger substantially in the form attached hereto as Exhibit A (the “Plan of Merger”) with the Registrar of Companies as provided by Section 233 of the CICA and (b) executing and filing those documents required by Section 233(9) of the CICA together with such other documents, declarations or filings as may be requested or required by the Registrar of Companies for the purpose of the Merger and the other Transactions. The Merger shall become effective on such date that the Plan of Merger is registered by the Registrar of Companies or on such later date as is agreed to by the parties hereto prior to the filing of the Plan of Merger and specified in the Plan of Merger in accordance with the CICA (the date on which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects provided in this Agreement, the Plan of Merger and as set forth in the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall immediately vest in the Surviving Company, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company in accordance with the provisions of the CICA and as provided in this Agreement.

Section 1.05 Company Memorandum and Articles of Association. At the Effective Time, in accordance with the terms of the Plan of Merger, the memorandum and articles of association of the Surviving Company shall be amended and restated in its entirety to be in the form as set forth in Exhibit B and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company until thereafter amended as provided therein or by applicable Law (and subject to Section 5.06).

Section 1.06 Directors and Officers of the Surviving Company.

(a) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately upon the Effective Time (with each existing member of the Board of Directors of the Company resigning immediately upon the Effective Time), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.

ARTICLE II

Effect of the Merger on Issued Share Capital; Merger Consideration; Company Warrants; Exchange of Certificates; Equity-Based Awards

Section 2.01 Effect on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any of the outstanding ordinary shares, par value $0.0001 per share, of the Company (the “Company Shares”) or any of the outstanding ordinary shares of Merger Sub:

(a) Share Capital of Merger Sub. Each issued and outstanding ordinary share of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable ordinary share of the Surviving Company, which shall be reflected in the updated register of members of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

(b) Cancelation or Conversion of Certain Shares. All Company Shares that are owned by the Company as treasury shares immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All Company Shares held by Parent immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All Company Shares that are owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (including Merger Sub) immediately prior to the Effective Time shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of ordinary shares of the Surviving Company or (ii) canceled.

(c) Conversion of Company Shares. Each issued and outstanding Company Share (other than (i) Dissenting Shares to be treated in accordance with Section 2.07 and (ii) Company Shares to be canceled or converted in accordance with Section 2.01(b)) shall be canceled and converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $6.70 per share, without interest (the “Merger Consideration”). As of the Effective Time, on such cancelation and conversion, all such shares shall no longer be outstanding and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Shares (each, a “Certificate”) or of any non-certificated Company Shares held in book-entry form (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor on surrender of such Certificate or Book-Entry Share in accordance with Section 2.03(b).

Section 2.02 Effect on Company Warrants. By virtue of the Merger, any Company Warrants that are issued and outstanding as of immediately prior to the Effective Time shall be treated in accordance with Section 4.4 of the Warrant Agreement.

Section 2.03 Exchange of Certificates and Book Entry Shares.

(a) Paying Agent. Prior to the Closing Date, Parent shall (i) designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, (ii) enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. On the Closing Date, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Payment Fund”). Pending its disbursement in accordance with this Section 2.03, the Payment Fund shall be invested by the Paying Agent as directed by Parent. Parent shall or shall cause the Surviving Company to promptly provide additional funds to the Paying Agent as necessary to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance with this Article II, which such additional funds shall be deemed to be part of the Payment Fund. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Shares to receive the Merger Consideration as provided herein.

(b) Payment Procedures for Company Shares. Promptly after the Effective Time (but in no event more than two Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Shares (which shall include holders of record of Book-Entry Shares to the extent required by the Paying Agent) (other than the Company Shares to be canceled or converted in accordance with Section 2.01(b) and Dissenting Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass only on surrender of the Certificates or Book-Entry Shares, as applicable, to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions with respect to Book-Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c). On surrender of a Certificate or, if applicable, a Book-Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that (A) the Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable. To facilitate the payment of the Merger Consideration to the registered holders of Book-Entry Shares, the Company may (and at the reasonable request of the Company, Parent shall) cause the Paying Agent to collect letters of transmittal in advance of the Closing (it being understood that such letters of transmittal shall be contingent on, and shall be effective on, the occurrence of the Effective Time). Until surrendered as contemplated by this Section 2.03, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of Company Shares on the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares previously represented by such Certificates or Book-Entry Shares, and at the Effective Time, the register of members, stock transfer books and warrant transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Company of the Company Shares that were outstanding immediately prior to the Effective Time (save for recording that Parent is the sole shareholder of the Surviving Company pursuant to Section 2.01(a)). Subject to the last sentence of Section 2.03(e), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate, to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration, to be paid in respect of the Company Shares formerly represented by such Certificate as contemplated by this Article II.

(e) Termination of Payment Fund. At any time following the first anniversary of the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund (including any interest received with respect thereto) that has not been disbursed to holders of Certificates or Book-Entry Shares and thereafter such holders shall be entitled to look only to Parent and the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time that would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g) Withholding. Parent, Merger Sub, the Surviving Company and the Paying Agent (and any agent thereof) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the Merger Consideration, and any other amounts payable pursuant to or as contemplated by this Agreement, such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of U.S. federal, state, local or non-U.S. Tax Law (as reasonably determined by the Paying Agent, the Surviving Company or Parent (or any agent thereof)). To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary in this Agreement, any compensatory amounts payable pursuant to or as contemplated by this Agreement to an individual in his or her capacity as an employee of the Company or its Subsidiaries shall be remitted by the applicable payor to the applicable employer for payment through such employer’s payroll procedure in accordance with applicable Law.

Section 2.04 Company Equity Awards. Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Equity Plans) shall adopt such resolutions and take such other actions as may be required to provide that:

(a) each option to purchase Company Shares awarded under a Company Equity Plan (each, a “Company Option”) outstanding immediately prior to the Effective Time, whether vested or unvested, shall, immediately prior to the Effective Time, be deemed to be fully vested and shall be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the number of Company Shares for which such Company Option has not then been exercised as of immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option; provided, that any Company Option with a per share exercise price that is equal to or greater than the Merger Consideration shall, as of the Effective Time, be canceled for no consideration.

(b) each restricted stock unit awarded under a Company Equity Plan (each, a “Company RSU”) or portion thereof that (i) is outstanding and vested (but not yet settled into shares) as of immediately prior to the Effective Time, (ii) is outstanding as of immediately prior to the Effective Time and would otherwise become vested based on the lapse of time-based vesting conditions on or before December 31, 2024, (iii) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending on or before December 31, 2024 or (iv) was granted to a non-employee director of the Company in January 2024 (the “Director RSU”) (as described in the foregoing clauses (i), (ii), (iii) and (iv), each, a “Vested Company RSU”), shall, immediately prior to the Effective Time, be deemed to be fully vested and shall be canceled and converted as of the Effective Time, without any action on the part of the holder thereof, into the right of the holder thereof to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (x) the number of Company Shares subject to such Vested Company RSUs as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration; in all cases, determined after the acceleration of vesting provided in this Section 2.04(b) and provided, however, that, for purposes of determining the number of Company Shares subject to such Vested Company RSU as described in Section 2.04(b)(x), any Vested Company RSU that is not vested as of immediately prior to the Effective Time and is subject to performance-based vesting conditions shall be deemed vested with respect to the number of Company Shares that would have vested based on actual performance during such performance period.

(c) each Company RSU issued prior to January 1, 2024 (other than a Vested Company RSU (determined after application of Section 2.04(b)) or portion thereof that is outstanding immediately prior to the Effective Time and is subject to time-based vesting conditions (each, an “Unvested Company RSU”), shall, immediately prior to the Effective Time, be canceled, without any action on the part of the holder thereof, and in full satisfaction of such cancellation, shall be converted into a cash award providing the holder thereof with the opportunity to be paid an amount in cash equal to (i) the number of Company Shares subject to such Unvested Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (each, a “Cash Award”). Each such Cash Award shall remain subject to the same time-vesting terms and conditions that applied to the underlying Unvested Company RSU immediately prior to the Effective Time (and before giving effect to the transactions contemplated by this Section 2.04(c)), including the requirement of continued service with the Surviving Company or its Affiliates through the applicable vesting date (subject to acceleration of vesting upon termination of employment by the Surviving Company without cause, in each case as determined by Parent or the Surviving Company in good faith, provided that the relevant holder signs a release of claims) and each Cash Award (or portion thereof) shall be paid, without interest and less any applicable Tax withholdings, on the next payroll date following the applicable vesting date;

(d) each other Company RSU (other than a Vested Company RSU (determined after application of Section 2.04(b)) or an Unvested Company RSU) or portion thereof that is outstanding immediately prior to the Effective Time (each, a “Terminated RSU” and together with the Company Options, Vested Company RSUs and Unvested Company RSUs, the “Company Equity Awards”) shall, immediately prior to the Effective Time, be canceled for no consideration, without any action on the part of the holder thereof; and

(e) following the Effective Time, no holder of any Company Equity Awards shall have the right to acquire any equity interest in the Company or the Surviving Company in respect thereof.

For purposes of clarity, the Terminated RSUs will include, without limitation, any Company RSU or portion thereof that (A) was issued prior to January 1, 2024, is outstanding as of immediately prior to the Effective Time, and would become vested based on the achievement of performance-based vesting conditions for a performance period ending after December 31, 2024 or (B) was issued on or after January 1, 2024 (other than the Director RSU), is outstanding as of immediately prior to the Effective Time and would become vested based on the lapse of time-based vesting conditions after December  31, 2024 or based on the achievement of performance-based vesting conditions.

Section 2.05 Payments with Respect to Company Equity Awards. Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than five Business Days after the Effective Time), the Surviving Company shall pay or cause to be paid through its payroll system the amounts due to the holders of Company Equity Awards pursuant to Section 2.04, subject to any required Tax withholding and related procedure as provided in Section 2.03(g).

Section 2.06 Adjustments. If between the date of this Agreement and the Effective Time the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration and any other amounts payable pursuant to this Article II shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change; provided, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement (including Section 5.01).

Section 2.07 Dissenter Rights.

(a) Notwithstanding anything in this Agreement to the contrary and to the extent available under the CICA, Company Shares that are outstanding immediately prior to the Effective Time and that are held by any Person who has validly exercised (pursuant to Section 238(2) of the CICA) and not effectively withdrawn or not otherwise lost their rights to dissent from the Merger (“Dissenter Rights”), in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares”, and a holder of Dissenting Shares, a “Dissenting Shareholder”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be automatically canceled at the Effective Time and each Dissenting Shareholder shall in respect of their Dissenting Shares cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and, upon the Dissenting Shareholder giving a notice of dissent under Section 238(5) of the CICA, shall cease to have any rights of a shareholder except for the right to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA and the rights referred to in Sections 238(12) and 238(16) of the CICA; provided, that, if any such Person shall effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its Dissenter Rights, then as of the later of the Effective Time and the occurrence of such event, the Dissenting Shareholder shall, in respect of its Company Shares canceled at the Effective Time, be entitled to receive the Merger Consideration as provided in Section 2.01(c) and such Company Shares shall not be deemed to be Dissenting Shares.

(b) The Company shall give prompt written notice (and, in any event, within two (2) Business Days following receipt by the Company) to Parent of notices of objection, notices of approval, notices of dissent, demands for appraisal, demands for fair value or written offers under Section 238 of the CICA received by the Company, attempted withdrawals of such notices or demands or threats or offers and any other instruments served pursuant to applicable law of the Cayman Islands and received by the Company relating to a shareholder’s rights to dissent from the Merger or fair value rights. Parent shall have the right to direct all negotiations and Actions with respect to any such notice or demand for payment of fair value under the CICA. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands or agree to do any of the foregoing.

(c) In the event that any written notices of objection to the Merger are served on the Company by any shareholder of the Company prior to receipt of the Company Shareholder Approval pursuant to Section 238(2) and in accordance with Section 238(3) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the CICA as soon as reasonably practicable and in any event within 20 days of the approval of the Merger at the Company Shareholders’ Meeting.

Section 2.08 Agreement of Fair Value. Each of Parent, Merger Sub and the Company agrees that the Merger Consideration is equal to or greater than the fair value of the Company Shares for the purposes of Section 238(8) of the CICA.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that the relevance of such item is readily apparent on its face) or (b) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company after December 31, 2022 and publicly available at least one Business Day prior to the execution of this Agreement (the “Filed SEC Documents”), other than any disclosure (other than any statements of fact) in any such Filed SEC Document contained in the “Risk Factors” section thereof or in any other section thereof to the extent such disclosure is not a statement of fact or is cautionary, forward-looking, or predictive, it being acknowledged and agreed that nothing disclosed in the Filed SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.01(a), Section 3.02, Section 3.03, Section 3.16, Section 3.21 and Section 3.22.

Section 3.01 Organization; Standing; Subsidiaries.

(a) The Company is an exempted company with limited liability incorporated under the Laws of the Cayman Islands, is in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and corporate authority necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due incorporation and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent a true and complete copy of the Company Charter, in effect as of the date of this Agreement, which are in full force and effect and the Company is not in violation of any provision thereof in any non-de minimis respect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, has all requisite corporate or similar power and authority necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so organized, existing, qualified, licensed, and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company’s Subsidiaries are in violation of any provision in its organizational or governing documents in any material respect.

Section 3.02 Capitalization.

(a) The authorized share capital of the Company is $50,000 divided into 500,000,000 Company Shares. At the close of business on August 12, 2024 (the “Capitalization Date”), (i) 164,281,685 Company Shares were issued and outstanding, (ii) no Company Shares were held by the Company as treasury stock, (iii) 2,301,788 Company Shares were issuable on exercise of outstanding Company Options (with a weighted average exercise price of $4.11), (iv) 5,260,166 Company Shares were issuable on settlement of outstanding Company RSUs and (v) 12,960,000 Company Shares were issuable on exercise of outstanding Company Warrants. Since the Capitalization Date through the date of this Agreement, the Company has not issued any Company Securities or established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock, other than, in each case, pursuant to the vesting, settlement, exercise, forfeiture or the withholding of Taxes with respect to any Company Equity Awards in accordance with their terms and the terms of the Company Equity Plans or pursuant to the exercise of any Company Warrants.

(b) Except as described in Section 3.02(a) and other than the Company Warrants, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock, or other equity or voting interests in, the Company and (iii) no outstanding subscriptions, restricted stock, restricted stock units, stock or equity appreciation rights, performance stock, contingent value rights, options, warrants, calls, phantom stock, exchangeable securities or other rights or commitments or agreements to acquire from the Company, or that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock or other equity or voting interests in, or similar securities or rights that are derivative of, or provide economic benefits based directly or indirectly, on the value or price of any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as “Company Securities”). Other than the Company Warrants and the Shareholders’ Agreement, there are no outstanding agreements or commitments of any kind that (A) obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire, or make payments based on the price or value of, any Company Securities, (B) restrict the transfer of, or relate to the voting of, any Company Securities to which the Company or any of its Subsidiaries is a party or by which it is bound or (C) is Indebtedness of the Company or its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter which the holders of the Company Shares have the right to vote. Other than the Company Warrants and the Shareholders’ Agreement, neither the Company nor any of its Subsidiaries is a party to any other shareholders’ agreement, voting trust agreement, registration rights agreement, or other similar agreement or understanding relating to any Company Securities or to any agreement that grants any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or other similar rights with respect to any Company Securities. All outstanding Company Shares, and all Company Shares reserved for issuance as specified in Section 3.02(a), when issued in accordance with the respective terms thereof, will be or have been duly authorized, validly issued, fully paid, nonassessable and are or will be, as applicable, free of preemptive or similar rights. There are no authorized, declared or accrued but unpaid dividends with respect to any outstanding Company Shares.

(c) Section 3.02(c) of the Company Disclosure Letter sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) the jurisdiction of organization of each such Subsidiary. Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any voting securities of, or other equity interests in, any Person other than the Subsidiaries of the Company listed in Section 3.02(c) of the Company Disclosure Letter. None of the Company’s Subsidiaries own any shares of capital stock or other equity or voting interest or other securities of the Company. All of the outstanding shares of capital stock of, or other equity or voting interests in, each of the Company’s Subsidiaries are owned directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and transfer restrictions, except for transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”) or other applicable securities Laws. Each outstanding share of capital stock of each of the Company’s Subsidiaries that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable (where such concepts are recognized under applicable Law) and free of preemptive rights, rights or first refusal or similar rights. As of the date of this Agreement, there are (A) no subscriptions, options, warrants, rights, calls, Contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any of the Company’s Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any such Subsidiary, (B) no other rights or binding arrangements that obligate any of the Company’s Subsidiaries to (1) issue, transfer or sell any shares of capital stock or other equity or voting interests of any of the Company’s Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity or voting interests (in each case other than to the Company or a Subsidiary thereof); or (2) grant, extend or enter into any such subscription, option, warrant, call, convertible, exercisable or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, any of the Company’s Subsidiaries or (C) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, phantom stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any of the Company’s Subsidiaries.

(d) Section 3.02(d) of the Company Disclosure Letter sets forth a complete and correct list of the outstanding Company Equity Awards as of the Capitalization Date, including (i) the name of the holder (or an anonymized employee identification number if required by applicable Law) of such Company Equity Awards, (ii) the number of Company Shares issuable in respect of each grant of a Company Equity Award, (iii) the date on which such Company Equity Awards were granted, (iv) the exercise price or purchase price of such Company Equity Awards, if applicable, (v) the extent to which such Company Equity Awards are vested and the times and extent to which such Company Equity Awards are scheduled to become vested thereafter and (vi) designation as to whether such Company Equity Award vest solely based on the passage of time or based on time and performance vesting metrics.

Section 3.03 Authority; Voting Requirements.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, have been duly and unanimously authorized by its Board of Directors (acting on the Special Committee Recommendation) and, except for obtaining the Company Shareholder Approval and filing the Plan of Merger (together with the relevant declarations and ancillary documents contemplated by the CICA or required by the Registrar of Companies), no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, liquidation, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity as to enforceability, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company, acting on the Special Committee Recommendation, has unanimously adopted resolutions, which resolutions have not, except after the date hereof as expressly permitted by Section 5.02, been subsequently rescinded, modified or withdrawn in any way: (i) determining that it is fair to, and in the best interests of, the Company and its shareholders and declared that it is advisable, to enter into this Agreement and the Plan of Merger; (ii) approving the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions upon the terms and subject to the conditions set forth herein and therein; (iii) determining the Company Board Recommendation; (iv) directing that this Agreement, the Plan of Merger and the Transactions be submitted to the shareholders of the Company at the Company Shareholders’ Meeting for their approval and (v) approving and declaring advisable the Voting Agreements and the transactions contemplated thereby.

(c) The only vote of holders of shares of the Company necessary to adopt this Agreement and the Plan of Merger and approve the Transactions is the affirmative vote (in person or by proxy) of the holders of Company Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, vote in person or by proxy at the Company Shareholders’ Meeting (the “Company Shareholder Approval”) or any adjournment or postponement thereof in accordance with Section 233(6) of the CICA and the Company Charter.

Section 3.04 Non-contravention. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (a) subject to the receipt of the Company Shareholder Approval, conflict with or violate any provision (i) of the Company Charter or (ii) of the similar organizational or governing documents of any of the Company’s Subsidiaries or (b) assuming that the consents, authorizations and approvals referred to in Section 3.05 and the Company Shareholder Approval are obtained prior to the Effective Time and the filings and registrations referred to in Section 3.05 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any right, obligation or benefit, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of the Company, under, any Material Contract, except, in the case of clause (a)(ii) and clause (b), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.05 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the New York Stock Exchange (the “NYSE”), (c) the filing of the Plan of Merger and related documents, (d) filings required under, and compliance with other applicable requirements of any applicable Regulatory Laws, and (e) compliance with any applicable state securities or blue sky or similar foreign Laws, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.06 Company SEC Documents; Undisclosed Liabilities.

(a) The Company has timely filed with, or furnished to, the SEC all material reports, schedules, forms, statements (including exhibits and other information incorporated by reference therein), and other documents required to be filed with or furnished to the SEC by the Company pursuant to the Securities Act or the Exchange Act since January 1, 2022 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or as of their respective SEC filing dates or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2022, neither the Company nor any of its Subsidiaries has received from the SEC or any Governmental Authority any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included or incorporated by reference therein) that are not resolved, and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents (including the financial statements included or incorporated by reference therein) and none of the Company SEC Documents (including the financial statements included or incorporated by reference therein) is, to the Knowledge of the Company, the subject of an ongoing formal or informal SEC or Public Company Accounting Oversight Board review, audit or investigation. None of the Company’s Subsidiaries is required to file or furnish any documents with the SEC.

(b) The consolidated financial statements of the Company (including all related notes or schedules and segment reporting financial information) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with IFRS applied on a consistent basis during the periods involved (except (i) as may be expressly indicated in the notes thereto or (ii) as permitted by Regulation S-X or other rules and regulations of the SEC) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and the absence of footnotes).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise and whether due or to become due), except liabilities (i) reflected on or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of March 31, 2024 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) arising in connection with obligations under any executory Contract (except to the extent such liabilities arose or resulted from a breach or a default of such Contract), (iv) contemplated by this Agreement or otherwise incurred in connection with the Transactions, (v) incurred following the date of this Agreement in compliance with (and to the extent specifically addressed by) Section 5.01(b) or (vi) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to provide reasonable assurances that all material information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or furnishes to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certificates required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2022, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated or (ii) any Fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(e) As of the date of this Agreement, the Company maintains unrestricted cash in its bank accounts in Singapore in an aggregate amount equal to at least the amount set forth on Section 3.06(e) of the Company Disclosure Letter (such amount, the “Cash Amount”).

Section 3.07 Information Supplied; Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 3.08 Absence of Certain Changes.

(a) Since the Balance Sheet Date through the date of this Agreement (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto or to any alternative transaction to the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01(b)(ii), (b)(iii), (b)(iv) (b)(v), (b)(vii), (b)(x), (b)(xii), (b)(xvi), (b)(xviii), (b)(xx) or with respect to any of the foregoing clauses, (b)(xxiv).

(b) Since December 31, 2023, to the date of this Agreement, there has not been any Material Adverse Effect.

Section 3.09 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no, and since January 1, 2022 there has been no, (a) pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, suit, claim, charge, audit, arbitration, investigation, mediation or action (an “Action”) against the Company or any of its Subsidiaries or (b) outstanding order, judgment, injunction, ruling, writ, decree or award of any Governmental Authority (a “Judgment”) imposed on the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority; provided, that the representations and warranties set forth in this Section 3.09 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising out of this Agreement or any Transaction Litigation.

Section 3.10 Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all U.S. state, federal or local or non-U.S. laws, statutes, ordinances, orders, codes, treaties, conventions, rules or regulations (“Laws”) applicable to the Company or any of its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals, exemptions, orders, consents and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses and to own, lease and operate their respective assets and properties, except where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since January 1, 2022, (i) the Company and its Subsidiaries have maintained, and have been in compliance with the terms and requirements of each Permit and each Permit is in full force and effect, and (ii) no default has occurred under, and, to the Knowledge of the Company, there exists no event that, with or without notice, lapse of time or both, would reasonably be expected to result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancelation of, any Permit, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.11 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has timely filed (taking into account valid extensions of time within which to file obtained in the ordinary course of business) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete.

(b) All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) (i) have been timely paid in full or (ii) are contested in good faith by appropriate proceedings and have been adequately reserved against in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents.

(c) Neither the Company nor any of its Subsidiaries has received any written notice of any pending audits, examinations, investigations, proposed adjustments or deficiencies, claims or other proceedings (“Tax Proceedings”) in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such Tax Proceeding is threatened.

(d) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code (or any similar provision of U.S. state or local or non-U.S. Law).

(f) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) (i) as a result of being a member of a combined, unitary, consolidated, affiliated or similar Tax group, (ii) as a transferee or successor, or (iii) otherwise pursuant to applicable Laws.

(g) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing, indemnification or allocation Contract, other than (i) Contracts solely among the Company and its Subsidiaries and (ii) commercial Contracts entered into in the ordinary course of business a primary purpose of which is not related to Tax.

(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or Tax Returns or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business).

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law.

(j) Each of the Company and its Subsidiaries (i) has withheld and deducted with respect to amounts owing to its equityholders, creditors, employees, independent contractors, and other Persons all Taxes required to be withheld or deducted and has timely paid such Taxes to the appropriate Governmental Authorities, and has complied with any related reporting and recordkeeping requirements, and (ii) has collected all sales, use, value added, goods and services and similar Taxes required to be collected, and has timely remitted such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates, and in each case, has maintained all such records and supporting documents in the manner required by applicable Laws.

(k) No claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns asserting that the Company or such Subsidiary, as applicable, is or may be subject to such Taxes imposed by, or required to file such Tax Returns in, that jurisdiction, which claim has not been finally resolved in full.

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting or use of any improper method of accounting, in each case, for any taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any Contract in respect of Taxes or Tax Returns entered into with any Governmental Authority prior to the Closing, (iii) any installment sale or open transaction disposition occurring prior to the Closing, or (iv) any prepaid amount received or deferred revenue accrued outside the ordinary course of business prior to the Closing.

(m) Neither the Company nor any of its Subsidiaries has a permanent establishment (as defined in any applicable Tax treaty) or other fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any of its Subsidiaries is a beneficiary of any Tax holiday or any other similar special Tax arrangement with any Governmental Authority pursuant to any Tax rulings or otherwise.

(o) Neither the Company nor any of its Subsidiaries has made any election described in Treasury Regulation Section 301.7701-3(c) or similar provision of U.S. state or local Law (each, a “CTB Election”).

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan (except for any offer letter, employment contract or consultancy agreement with a natural person that is in all material respects consistent with a standard form made available to Parent prior to the date of this Agreement). With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the current plan document or, if unwritten, a written description of the material terms thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any such plan document that the Company or any of its Subsidiaries are prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy (provided, that in the event of such prohibition, the Company will use commercially reasonable efforts to provide such document in a redacted manner), (ii) the most recent annual report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent summary plan description or similar document, (iv) each insurance or group annuity contract or other trust agreement or funding vehicle and (v) any notices or other correspondence (other than routine notices or correspondence) to or from any Governmental Authority since January 1, 2022.

(b) Each Company Plan has been established and administered in compliance with its terms and applicable Laws other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending, or to the Knowledge of the Company, threatened, suits, actions or claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to any Company Plan.

(c) No Company Plan is and the Company has not maintained, established, sponsored, participated in, or contributed to, any defined benefit plan (as defined in ERISA, whether or not subject to ERISA), at any time within the last six years. With respect to each Company Plan, if required under applicable Law to be fully funded, book-reserved or fully insured, such Company Plan is fully funded, book-reserved or fully insured, as applicable, on an ongoing and termination or solvency basis (in each case, determined using reasonable actuarial assumptions) in compliance with applicable Laws.

(d) No Company Plan provides and the Company is not obligated to provide, benefits or coverage in the nature of health, life or disability insurance to any Person or beneficiary thereof following retirement or other termination of employment, other than coverage or benefits (i) required to be provided under applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(e) Except as set forth in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with any other event) will: (i) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (ii) result in any payment, compensation or benefits becoming due to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (iii) require a contribution to or the funding of any Company Plan by the Company or any of its Subsidiaries or the transfer or setting aside of assets to fund any benefits to or on behalf of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iv) result in any forgiveness of Indebtedness of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries under any Company Plan, (v) limit or restrict the ability of the Company or any of its Subsidiaries to merge, amend or terminate any Company Plan following the Effective Time, or (vi) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could, individually or in combination with any other such payment, constitute an “excess parachute payment” under Section 280G of the Code.

(f) Neither the Company nor any of its Subsidiaries has any gross-up, indemnity or reimbursement obligation for any Taxes to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.

Section 3.13 Labor Matters.

(a) Except as set forth in Section 3.13 of the Company Disclosure Letter, (i) no employee of the Company or any of its Subsidiaries is represented by a Union, (ii) neither the Company nor any of its Subsidiaries is a party to, or otherwise subject, to any collective bargaining agreement or other Contract with a Union (each, a “Collective Bargaining Agreement”), and no such Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries and (iii) no notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries or any Union representing employees of the Company or any of its Subsidiaries, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.

(b) Except as would not, or would not reasonably be expected, individually or in the aggregate, reasonably be expected to be material to the Company or any of its Subsidiaries, (i) no demand for recognition as a bargaining representative of any employees of the Company or any of its Subsidiaries has been made by or on behalf of any Union, (ii) no petition has been filed or proceedings instituted by or on behalf of an employee or group of employees of the Company or any of its Subsidiaries with any labor relations board or other Governmental Authority seeking recognition of a bargaining representative and (iii) there is no pending or, to the Knowledge of the Company, threatened, labor disruptions, strike, labor organizing effort or drive, handbilling, picketing, walkout, dispute, lockout, slowdown, or work stoppage, in each case by or with respect to any employees of the Company or any of its Subsidiaries, and there have been no such disruptions or activities since January 1, 2022.

(c) Except as would not, or would not reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries, (i) neither the Company nor any of its Subsidiaries is or, since January 1, 2022, was the subject of any pending or, to the Company’s Knowledge, threatened Action asserting that the Company or any of its Subsidiaries has committed any unfair labor practice, and (ii) the Company and its Subsidiaries are, and, since January 1, 2022, have been, in compliance in all respects with all applicable federal, state, local and foreign Laws regarding labor, employment and employment practices (including with respect to all retrenchment, employee layoffs, location closures or any other similar employment related terminations undertaken by the Company of its employees and other service providers since January 1, 2022).

(d) As of the date of this Agreement, no member of the Group Management Team of the Company or any of its Subsidiaries, to the Company’s Knowledge, has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries.

(e) To the Company’s Knowledge, there is no pending, threatened, and since January 1, 2022, there has not been any (i) Action, (ii) breach of any policy of the Company or any of its Subsidiaries or (iii) settlement or similar out-of-court or pre-litigation arrangement, in each case relating to sex-based discrimination, sexual harassment or sexual misconduct involving any current or former director or member of the Group Management Team of the Company or any of its Subsidiaries in relation to their work for the Company or any of its Subsidiaries that, if known to the public, would, or would reasonably be expected, individually or in the aggregate, to be material to the Company or any of its Subsidiaries.

Section 3.14 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and have been since January 1, 2022, in compliance with all applicable Laws relating to pollution, Hazardous Materials or the protection of the environment or natural resources (“Environmental Laws”), and the Company has not received any written notice since January 1, 2022 alleging that the Company or any of its Subsidiaries is in violation of any Environmental Law, (b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses (“Environmental Permits”), (c) there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and (d) neither the Company nor any of its Subsidiaries have become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.

Section 3.15 Intellectual Property, Data Privacy and Cybersecurity.

(a) Section 3.15(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of (i) all Registered Company Intellectual Property, (ii) material unregistered trademarks that are Company Intellectual Property, (iii) social media accounts and handles that are Company Intellectual Property and (iv) Company Software. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries own each of the Registered Company Intellectual Property, free and clear of all Liens (other than Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of non-public information relating to material Intellectual Property owned by the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all employees and contractors that have participated in the creation or development of material Intellectual Property for or on behalf of the Company or any of its Subsidiaries have executed and delivered to the Company or one of its Subsidiaries a customary agreement (each of which is, to the Knowledge of the Company, valid and enforceable) providing for the (i) nondisclosure by such Person of any confidential information of the Company and its Subsidiaries and (ii) assignment by such Person to the Company or one of its Subsidiaries of all such Intellectual Property created or developed by such Person in connection with their employment by, engagement by, or contract with the Company or one of its Subsidiaries, or the Company or one of its Subsidiaries owns such Intellectual Property by operation of law.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or violate, and since January 1, 2022 has not infringed, misappropriated or violated, any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person is infringing, misappropriating or violating, or since January 1, 2022 has infringed, misappropriated or violated, any Intellectual Property owned by the Company and its Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party to any pending or threatened Actions, or has since January 1, 2022 received any written notices or claims, (i) challenging the ownership, validity, enforceability or use by the Company or any of its Subsidiaries of any Intellectual Property rights or (ii) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person.

(e) Since January 1, 2022, neither the Company nor any of its Subsidiaries has brought a claim or sent any notice alleging any infringement, misappropriation or violation of Intellectual Property to any Person that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Software or any product or service of the Company or any of its Subsidiaries is subject to any contractual obligation of the Company or any of its Subsidiaries, including pursuant to any source code escrow agreements, that requires or would require the Company or any of its Subsidiaries to divulge to any Person any source code or trade secret that is part of such Company Software or products or services and is intended by the Company or any of its Subsidiaries to be kept confidential. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company Intellectual Property is used in a manner that would require any portion thereof that is intended by the Company or any of its Subsidiaries to be kept confidential to be disclosed, delivered, distributed, licensed or otherwise made available to a third party in source code form.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries (i) lawfully owns, leases or licenses all Systems and such Systems are reasonably sufficient for the current needs of the Company and its Subsidiaries, and (ii) to the Knowledge of the Company, will continue to have such rights immediately after the Closing to the same extent as prior to the Closing.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries have complied and are in compliance in all respects with all Data Protection Obligations, including Data Protection Obligations with respect to imposing contractual data protection obligations on third parties processing Personal Data on its behalf; and (ii) none of the Company or any of its Subsidiaries has been legally required to provide any notices to Governmental Authorities or other Persons in connection with a Security Breach or violation of Data Protection Obligations, nor has the Company or any of its Subsidiaries provided any such notice.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, the Company has not received written notice from any Person or Governmental Authority of any Action against the Company or its Subsidiaries, regarding any violation by the Company or its Subsidiaries of any Data Protection Obligation or related to the Company having suffered a Security Breach, and there is no reasonable basis to believe that such an allegation, complaint, investigation or other Action may be forthcoming.

(j) Section 3.15(j) of the Company Disclosure Letter sets forth a true and complete list of any Security Breaches suffered by the Company and its Subsidiaries since January 1, 2022 that, individually or in the aggregate, reasonably would be expected to have a Material Adverse Effect. The Company and its Subsidiaries have in place an information security program, comprised of reasonable and appropriate administrative, physical, and technical safeguards to protect the Systems and Personal Data, sensitive and confidential information and consistent with the Company and its Subsidiaries’ Data Protection Obligations, including reasonable disaster recovery and business continuity plans.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all Software development performed by the Company has incorporated reasonable processes and procedures designed to reduce the risk that such Software will contain security vulnerabilities or be susceptible to exploitation by unauthorized actors.

Section 3.16 No Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to any shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.12, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement, the Transactions or the Voting Agreements.

Section 3.17 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances), (ii) each Company Lease is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto, (iii) the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Company Lease, (iv) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default (with or without notice or lapse of time or both) on the part of the Company or any of its Subsidiaries under any Company Lease, nor has the Company or any of its Subsidiaries delivered such notices to any counterparty that remain outstanding, (v) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party, is in breach or default under any of any Company Leases, beyond any applicable grace periods and (vi) as of the date of this Agreement, the Company has not received any written notice from any Person that such Person intends to terminate, cancel, renegotiate or not renew (to the extent the Company has requested renewal) any Company Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings with respect to any real property used in connection with the business of the Company and its Subsidiaries. Section 3.17 of the Company Disclosure Letter sets forth a true and complete list of the addresses of all Company Leases. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries, as applicable, have not subleased, licensed or otherwise granted any Person the right to use or occupy any property or material portion thereof subject to a Company Lease.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the real property subject to the Company Leases comprises all of the real property used in the conduct of the business of the Company and its Subsidiaries as presently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all buildings, structures, improvements, fixtures, building systems, machinery and equipment and other tangible personal property, and all components thereof, included in such leased real property, are in all material respects in good condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted).

Section 3.18 Contracts.

(a) Section 3.18(a) of the Company Disclosure Letter sets forth a true and complete list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract that is in effect as of the date of this Agreement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than any Contract with Parent or any of its Affiliates or any Contract that is a Company Plan) that:

(i) is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act);

(ii) relates to the formation, governance, economics or control of any joint venture, partnership, strategic alliance or other similar arrangement;

(iii) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than Indebtedness solely between or among any of the Company and any of its Subsidiaries;

(iv) provides for the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for an aggregate consideration in excess of $2,500,000 (A) that was entered into after January 1, 2022 or (B) pursuant to which any earn-out or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of more than $2,500,000 after the date of this Agreement (in each case, excluding acquisitions or dispositions of assets in the ordinary course of business or of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v) is a Company Lease that requires, or is reasonably expected to require, payments by the Company or any of its Subsidiaries in excess of $1,000,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter;

(vi) in each case other than licenses or similar Contracts for generally commercially available, “off-the-shelf” software programs or non-exclusive licenses granted by or to the Company or any of its Subsidiaries in the ordinary course of business, is a license or similar Contract (A) that involved, or would reasonably be expected to involve, payments by or to the Company or any of its Subsidiaries of more than $2,500,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter; or (B) pursuant to which (1) the Company or any of its Subsidiaries has granted a third party a license to material Company Intellectual Property rights, (2) a third party has granted the Company or any of its Subsidiaries a license to any Intellectual Property rights that are material to the business of the Company or its Subsidiaries, or (3) the Company or any of its Subsidiaries is restricted from using, registering or enforcing Company Intellectual Property in any material respect (including co-existence agreements, settlement agreements and covenant not to sue agreements);

(vii) is a Collective Bargaining Agreement;

(viii) any Contract with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2023, was one of the ten largest sources of payment obligations for the Company and its Subsidiaries, taken as a whole, based on amounts paid or payable (excluding any purchase orders, statements of work and invoices entered into in the ordinary course of business) (“Material Suppliers”) or any Contract under which the Company or any of its Subsidiaries is, or is reasonably expected to be, obligated to make (including capital expenditures) or entitled to receive payments in excess of $2,500,000 in the fiscal year ended December 31, 2023 or any fiscal year thereafter;

(ix) contains covenants that (A) prohibit, limit, curtail or restrict or purport to prohibit, limit, curtail or restrict, in any material respect the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or geographic area, (B) contain any “most favored nation” or similar preferential terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole, (C) contain exclusivity obligations that materially limit the freedom or right of the Company or any of its Subsidiaries to develop, sell or distribute any products or services for any other Person, or (D) imposes any minimum volume commitment on the Company or any of its Subsidiaries to purchase goods or services (to the extent such minimum volume commitment is material to the Company and its Subsidiaries, taken as a whole);

(x) grants any third party rights of first refusal, rights of first option or similar rights or options to purchase or otherwise acquire any interest in any of the material properties or assets (including material Intellectual Property) owned by the Company or any of its Subsidiaries;

(xi) has been entered into with a Governmental Authority, other than any commercial Contracts entered into in the ordinary course of business;

(xii) is an agreement in settlement of a dispute that has been entered into since January 1, 2022 that imposes material obligations on the Company or any of its Subsidiaries as of the date hereof;

(xiii) provides for indemnification by the Company or any of its Subsidiaries of any officer or director of the Company or any of its Subsidiaries; or

(xiv) is between or among the Company or any of its Subsidiaries, on the one hand, and any beneficial owner of five percent or more of the outstanding shares of any class of capital stock, or any Affiliate of the foregoing, on the other hand.

(b) Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiaries that are a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default (with or without notice or lapse of time or both) on the part of the Company or any of its Subsidiaries under any Material Contract and (iv) as of the date of this Agreement, the Company has not received any written notice from any Person that such Person intends to terminate, cancel, renegotiate or not renew, any Material Contract. As of the date hereof, the Company has made available to Parent a true, correct and complete copy of each of Material Contract as in effect as of the date of this Agreement, subject to redactions of privileged or competitively sensitive information, together with all amendments, and waivers.

(c) Except as would not reasonably be expected to prevent or materially delay the consummation of the Merger, (i) the Company has complied in all material respects with its obligations under the Shareholders’ Agreement and, to the Company’s Knowledge, the shareholders party to the Shareholders’ Agreement have, as of the date hereof, complied in all material respects with their obligations owing to the Company under the Shareholders’ Agreement and (ii) all written communications as of the date hereof between the Company, on the one hand, and any such shareholders (other than shareholders party to the Voting Agreements), on the other hand, relating to actions taken in relation to the Shareholders’ Agreement in connection with or to facilitate the Merger have been provided to Parent or its Representatives.

Section 3.19 FCPA; Anti-Corruption; Sanctions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor, any of its Subsidiaries, nor any director, officer or to the Knowledge of the Company, employee, agent, or other Representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the past five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of any applicable Bribery Legislation.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any director, officer, or, to the Knowledge of the Company, any employee, agent, or other Representative of the Company or any of its Subsidiaries, is, or in the last five years, has been, subject to any actual or pending or, to the Knowledge of the Company, threatened investigation, allegation, or other Actions or has made any voluntary or directed disclosures to any Governmental Authority, in each case involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation.

(c) None of the Company or any of its Subsidiaries or any director, officer or to the Knowledge of the Company, any employee, agent, or other Representative of the Company or any of its Subsidiaries is, or has been, a Sanctioned Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, any of their respective directors, officers, or, to the Knowledge of the Company, employees, agents, or other Representatives, has, in the past five years (i) engaged in, or has any plan or commitment to engage in, direct or indirect dealings with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (ii) otherwise violated any Sanctions Law, or been subject to any actual or pending or, to the Knowledge of the Company, threatened investigation, allegation, or other Actions or made any voluntary or directed disclosures to any Governmental Authority relating to such a violation.

Section 3.20 Insurance. Section 3.20 of the Company Disclosure Letter sets forth a true and complete list as of the date of this Agreement of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Material Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Material Insurance Policies is in full force and effect (except for policies that have expired under their terms in the ordinary course of business) and all premiums due and payable thereon have been paid. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Material Insurance Policy, and, to the Company’s Knowledge, no event has occurred that, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notice regarding any invalidation or cancellation of any Material Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage nor, to the Knowledge of the Company, are any of the foregoing threatened in writing, and, to the Knowledge of the Company, there is no claim pending under any Material Insurance Policy as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.21 Opinion of Financial Advisors. The Special Committee of the Company has received an opinion from Moelis & Company LLC (“Moelis”) to the effect that, as of the date of such opinion and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Merger Consideration to be received by holders of Company Shares (other than holders of Company Shares that are or will be parties to a Voting Agreement) pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly following the date of this Agreement, the Company will make available to Parent, solely for informational purposes, a written copy of such opinion (which opinion at the time of delivery shall not have been withdrawn, revoked or modified).

Section 3.22 Brokers and Other Advisors. Except for Moelis, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, complete and correct description of any (a) fees, commissions or expenses and (b) other obligations, in each case, contractually owed or expected to be owed to Moelis in connection with or following consummation of the Merger.

Section 3.23 Related Party Transactions. In the last twelve (12) months before the date of this Agreement, there are no transactions, agreements, arrangements or understandings that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Filed SEC Documents, other than employment agreements entered in the ordinary course of business.

Section 3.24 Material Suppliers. Section 3.24 of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of the Material Suppliers. In the last 12 months before the date of this Agreement, no Material Supplier has cancelled, terminated or otherwise materially altered (including any material increase in the prices charged or paid) its relationship with the Company or any of its Subsidiaries or has delivered written notice to any of the Company or any of its Subsidiaries of any intention to do any of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter), in the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), none of the Company, any of the Company’s Subsidiaries or any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Article III (as qualified by the Company Disclosure Letter), in the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), none of the Company, the Company’s Subsidiaries or any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 4.01 Organization; Standing. Each of Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement and each as so delivered is in full force and effect.

Section 4.02 Authority.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub, and the consummation by each of them of the Transactions, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and, except for the adoption of this Agreement by Parent as the sole shareholder of Merger Sub and filing Plan of Merger and related documents, no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of them of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b) The respective Boards of Directors of Parent and Merger Sub have (i) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement (and for Merger Sub to enter into the Plan of Merger) and to consummate the Transactions upon the terms and subject to the conditions set forth herein.

(c) The Board of Directors of Parent has approved and declared advisable the Voting Agreements and the transactions contemplated thereby.

(d) Parent, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance by Merger Sub of this Agreement and the Plan of Merger, and the consummation of the Transactions upon the terms and subject to the conditions set forth herein.

(e) No vote of holders of capital stock of Parent is necessary to adopt or approve this Agreement or to approve the consummation by Parent and Merger Sub of the Merger and the other Transactions.

Section 4.03 Non-contravention. Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (b) assuming that the consent, authorizations and approvals referred to in Section 4.04 are obtained prior to the Effective Time and the filings and registrations referred to in Section 4.04 are made and any waiting periods with respect to such filings have terminated or expired prior to the Effective Time, (i) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (ii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to the loss of any benefit, under, any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party, except, in the case of clause (b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.

Section 4.04 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) the filing of the Plan of Merger, (c) filings required under, and compliance with other applicable requirements of any applicable Regulatory Laws, and (d) compliance with any applicable state securities, blue sky or foreign Laws, no consent, authorization or approval of, or filing or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub.

Section 4.05 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding share capital of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

Section 4.06 Financing.

(a) Parent has delivered to the Company a true and complete copy of the fully executed Equity Commitment Letter from the Equity Investor, pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investor has agreed to invest in Parent the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary of, and is entitled to enforce, the Equity Commitment Letter in accordance with the terms hereof and thereof.

(b) Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent relating to the obligations of the Equity Investor to provide the full amount of the Equity Financing contemplated by the Equity Commitment Letter, or any contingencies that would permit the Equity Investor to reduce the aggregate amount of the Equity Financing, including any condition or other contingency relating to the amount or availability of the applicable Equity Financing. As of the date of this Agreement, assuming satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02, Parent does not have any reason to believe that (i) it or Merger Sub will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Equity Commitment Letter on or prior to the Closing Date or (ii) the full amount of the Equity Financing to be provided under the Equity Commitment Letter would not be available to Parent and Merger Sub on the Closing Date. There are no side letters, understandings or other agreements, Contracts or arrangements of any kind relating to the Equity Commitment Letter (or the Equity Financing).

(c) Assuming satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02, the Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and the Equity Commitment Letter, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent or Merger Sub contemplated by, or required in connection with the transactions described in, this Agreement or the Equity Commitment Letter (such amounts, collectively, the “Financing Amounts”).

(d) The Equity Commitment Letter constitutes the legal, valid, binding and enforceable obligation of Parent, Merger Sub and the Equity Investor, enforceable against the Equity Investor in accordance with its terms, and the Equity Commitment Letter is in full force and effect. As of the date of this Agreement, no event has occurred that (with or without notice, lapse of time or both) would reasonably be expected to constitute a default, breach or failure to satisfy a condition by Parent, Merger Sub or, to the Knowledge of Parent, any other party thereto under the terms and conditions of the Equity Commitment Letter or would otherwise reasonably be expected to result in any portion of the Equity Financing contemplated thereby to be unavailable on the Closing Date. Parent has paid, or caused to be paid, in full any and all fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement, and will pay, or cause to be paid, in full any such amounts due on or before the Closing Date. As of the date of this Agreement, the Equity Commitment Letter has not, in any respect, been amended, restated, amended and restated, supplemented, withdrawn or otherwise modified and none of the commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and, no such amendment, restatement, amendment and restatement, supplementation, withdrawal, termination, reduction, recission or other modification is contemplated. As of the date of this Agreement, Parent has no Knowledge of (i) any fact, occurrence, circumstance or condition that would reasonably be expected to cause the Equity Commitment Letter to terminate or be withdrawn, modified, repudiated or rescinded or to be or become ineffective or (ii) any fact, occurrence, circumstance or condition that would reasonably be expected to prevent the Equity Investor from performing its obligations under the Equity Commitment Letter or cause any other potential impediment to the funding of any of the payment obligations of the Equity Investor under the Equity Commitment Letter.

(e) Notwithstanding anything to the contrary contained herein, each of Parent and Merger Sub expressly acknowledges, agrees and represents that its obligations to consummate the Transactions under this Agreement are not conditioned or contingent on its or its Affiliates’ (i) receipt or availability of any funds (including any Equity Financing) or (ii) ability to obtain any financing (including the Equity Financing).

Section 4.07 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true and complete copy of the Guarantee addressed to and in favor of the Company guaranteeing the obligations of Parent and Merger Sub under this Agreement on the terms set forth therein, including certain damages payment obligations of Parent and Merger Sub in connection with this Agreement. The Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the Equity Investor, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). The Equity Investor is not in default or breach under the terms and conditions of the Guarantee and no event has occurred that (with or without notice, lapse of time or both) could constitute a default, breach or failure to satisfy a condition under the terms and conditions of the Guarantee. Until the earlier of the Closing or the valid termination of the Guarantee pursuant to its terms, the Equity Investor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.

Section 4.08 Solvency.

(a) As of the Effective Time, assuming (x) the satisfaction or waiver of the conditions set forth in Section 6.01 and Section 6.02, and (y) that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after giving effect to the Merger:

(i) the Fair Value of the assets of the Surviving Company and its Subsidiaries, taken as a whole and on a going concern basis, shall be greater than the total amount of the Surviving Company’s and its Subsidiaries’ liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(ii) the Surviving Company and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(iii) the Surviving Company and its Subsidiaries, taken as a whole, shall not have an unreasonably small amount of capital to carry on their businesses and all businesses in which they are engaged.

(b) For the purposes of this Section 4.08, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of the Surviving Company and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(c) No transfer of property is being made by Parent or Merger Sub, and no obligation is being incurred by Parent or Merger Sub in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or any of its Affiliates.

Section 4.09 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based on arrangements made by or on behalf of Parent or Merger Sub, except for Persons, if any, whose fees and expenses will be paid by Parent.

Section 4.10 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

Section 4.11 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent and Merger Sub, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed on or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority; provided, that the representations and warranties set forth in this Section 4.11 shall not apply to any Action commenced or threatened or any Judgment that comes into effect, in each case on or after the date of this Agreement arising out of this Agreement or any Transaction Litigation.

Section 4.12 Ownership of Company Securities. Neither Parent nor Merger Sub beneficially owns, directly or indirectly, any Company Securities.

Section 4.13 No Other Company Representations or Warranties. Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company. Except for the representations and warranties expressly set forth in Article III, the certificate delivered pursuant to Section 6.02(a) or in the Voting Agreements, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and neither Parent nor Merger Sub has relied on or is relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives. Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person will have or be subject to any liability or indemnification obligation to Parent or Merger Sub (other than in the case of Fraud) resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters (other than in the case of Fraud). Each of Parent and Merger Sub hereby acknowledges that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent and Merger Sub have relied on the results of their own independent investigation.

Section 4.14 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III, the certificate delivered pursuant to Section 6.02(a) or by any shareholder party to the Voting Agreements pursuant to the representations and warranties made by such shareholder in the Voting Agreements (it being understood that such representations and warranties are made solely by such shareholder and not by the Company), any rights hereunder with respect thereto (other than in the case of Fraud).

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, in the certificate delivered pursuant to Section 6.03(a), in the Voting Agreements, in Equity Commitment Letter or in the Guarantee, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE V

Additional Covenants and Agreements

Section 5.01 Conduct of Business.

(a) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and Parent shall use its reasonable best efforts to provide a written response within five Business Days after a written request by the Company for such consent), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to (i) carry on its business in all material respects in the ordinary course of business and in material compliance with all applicable Laws and (ii) to the extent consistent with the foregoing, preserve its and its Subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, key vendors, key employees and other Persons with whom the Company or its Subsidiaries have significant business relationships substantially intact; provided, that no action by, or failure to act of, the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b) Except as required by applicable Law, Judgment or Governmental Authority, as required, expressly contemplated or expressly permitted by this Agreement, or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned and Parent shall use its reasonable best efforts to provide a written response within five Business Days after a written request by the Company for such consent), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) other than transactions among the Company and its wholly-owned Subsidiaries or among the Company’s Subsidiaries, in each case, in the ordinary course of business, issue, sell, grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests or any awards under the Company Equity Plans; provided, that so long as such actions do not contravene or result in a breach of Section 5.01(b)(xxiii), the Company may (1) issue Company Shares on the exercise or settlement of Company Equity Awards that are issued, outstanding and vested as of the date of this Agreement or become vested following the date of this Agreement in accordance with their terms and without further action by the Company, or (2) issue Company Shares on the exercise of any Company Warrant that are issued and outstanding as of the date of this Agreement, (B) other than transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, in each case, in the ordinary course of business, redeem, purchase or otherwise acquire any of its outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any shares or other equity or voting interests (other than pursuant to the cashless exercise of Company Options or the forfeiture or withholding of Taxes with respect to Company Equity Awards), (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of capital stock or other equity or voting interests, except for payments, dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its other wholly-owned Subsidiaries, (D) split, combine, subdivide, consolidate or reclassify any shares of its share capital or other equity or voting interests, except for any such transaction by a Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction, (E) in the case of the Company, modify the terms of any shares of its capital stock or other equity or voting interest or (F) pledge or encumber any shares of its capital stock or other equity or voting interest;

(ii) (A) incur any Indebtedness except for (1) intercompany loans among the Company and its wholly-owned Subsidiaries for the purpose of operating their respective businesses prior to Closing, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) Indebtedness incurred in connection with the refinancing of any Indebtedness existing on, and maturing within twelve months of, the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder, so long as such refinancing does not add any prepayment or redemption penalty or premium that is not in the Indebtedness being refinanced or increase the prepayment or redemption penalty or premium payable under the Indebtedness incurred in such refinancing as compared to the corresponding prepayment or redemption penalty or premium payable on the Indebtedness being refinanced if such Indebtedness being refinanced were to be paid off on the Closing Date, (4) the capitalized liability under all capital and finance leases, (5) Contracts relating to interest rate protection, swap agreements, collar agreements and other hedging arrangements, in each case, to the extent payable if such Contract is terminated at the Closing or (6) other Indebtedness in an aggregate principal amount not to exceed $2,500,000 at any time incurred by the Company or any of its Subsidiaries, in the case of each of (1) through (6), so long as such actions do not contravene or result in a breach of Section 5.01(b)(xxiii), (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business and not for speculative purposes, (C) assume, guarantee or endorse the obligations of any Person or enter into any “keep well” or other agreement to maintain any financial condition of another Person (other than the Company or a wholly-owned Subsidiary of the Company), or (D) settle, waive or forgive, outside the ordinary course of business or transactions among the Company and its wholly-owned Subsidiaries, any material amount owed to the Company or any of its wholly-owned Subsidiaries;

(iii) grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations in existence at the date of this Agreement or permitted under Section 5.01(b)(ii) or (B) to the Company or to a Subsidiary of the Company in connection with any Indebtedness or loan to the extent not otherwise restricted by Section 5.01(b)(ii), Section 5.01(b)(v) or Section 5.01(b)(xxiii);

(iv) sell, transfer, lease, sublease, license or assign, to any Person, in a single transaction or series of related transactions or abandon any of its material properties or assets except (A) sales pursuant to Contracts in force on the date of this Agreement and disclosed to Parent, (B) transfers among the Company and its wholly-owned Subsidiaries (other than transfer of cash to the extent otherwise restricted by Section 5.01(b)(ii), Section 5.01(b)(v) or Section 5.01(b)(xxiii)), (C) for consideration, individually or in the aggregate, not in excess of $2,500,000 on a fair value basis or (D) with respect to Intellectual Property, licenses granted in the ordinary course of business;

(v) make any loans, capital contributions or advances to any Person (other than a (x) to the extent not otherwise restricted by Section 5.01(b)(xxiii), wholly-owned Subsidiary of the Company or the Company for the purpose of operating its respective businesses prior to Closing and (y) advances of business expenses in the ordinary course of business) in an aggregate amount for all such loans, capital contributions or advances not to exceed $2,500,000 other than (A) trade credit and advances to customers in the ordinary course of business or (B) in connection with a transaction permitted under Section 5.01(b)(vi);

(vi) make or authorize, incur or commit to incur capital expenditures for property, plant or equipment (A) in the period prior to February 28, 2025, in excess of $2,000,000 in the aggregate except for those that are specified in the Company’s capital expenditure budget for fiscal year 2024 set forth in Section 5.01(b)(vi) of the Company Disclosure Letter, and (B) in the period from and after March 1, 2025, in a manner materially inconsistent with past practice;

(vii) except as permitted under Section 5.01(b)(i)(B) or Section 5.01(b)(vi), make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person, other than purchases of inventory and supplies in the ordinary course of business or pursuant to Contracts in force on the date of this Agreement;

(viii) except as required pursuant to the terms of any Company Plans, in each case, in effect on the date of this Agreement, or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (A) grant to any director, officer, manager, employee, or independent contractor any increase in compensation or benefits, other than increases in base compensation (and corresponding increases to target bonus opportunities in the same proportion as the applicable increase in base compensation) adopted in the ordinary course of business (including with respect to the timing and notice to employees of such increases) in connection with the Company’s regular annual review cycle of percentages no greater than the percentage increases budgeted for FY25 by the Company, as shown in the financial model for FY25 provided to Parent prior to the date of this Agreement, (B) grant to any employee, director, officer, manager, or independent contractor (who is a natural person or an entity wholly owned by a natural person) of the Company or its Subsidiaries any severance, retention, termination pay or similar payments or any equity or equity-based awards, (C) establish, adopt, enter into or amend in any material respect any Company Plan (or any plan, program, policy or agreement that would be a Company Plan if in effect on the date of this Agreement), (other than entering into employment agreements providing for annual base compensation not in excess of $150,000 that (1) do not provide for any rights to severance or termination pay or advance notice of termination for a period that is greater than required by applicable Law, (2) are pursuant to a form of employment agreement made available to Parent, and (3) are consistent in all material respects with the Company’s practices in the applicable jurisdiction), (D) grant to any current or former employee, director, officer or individual service provider of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes incurred under Section 409A or Section 4999 of the Code or (E) take any action to accelerate any rights or benefits under any Company Plan;

(ix) hire, engage or terminate (other than for “summary dismissal” or analogous term under applicable Law) the employment or engagement of, any director, officer, manager, employee, or independent contractor (who is a natural person or an entity wholly owned by a natural person) with annual base compensation in excess of $250,000;

(x) establish, adopt, enter into, negotiate, amend or extend any Collective Bargaining Agreement with any Union;

(xi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other similar actions that would trigger notice requirements or liability under any applicable Law governing mass employee layoffs or location closures;

(xii) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as may be required (A) by IFRS (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X under the Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the International Accounting Standards Board, Financial Accounting Standards Board or any similar organization to which the Company is subject);

(xiii) (A) adopt (except in the ordinary course of business), change (or file a request to make any such change) or revoke any material method of Tax accounting or any annual or other material Tax accounting period, (B) make (except in the ordinary course of business or for any CTB Election), change or revoke any material Tax election, (C) consent to any extension or waiver of any limitation period with respect to a material amount of Taxes or a material Tax Return (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business), (D) file any material amended Tax Return, (E) surrender any right to claim a material refund or credit in respect of Taxes, or (F) request or enter into any ruling, Contract or settlement with a Governmental Authority with respect to a material amount of Taxes or a material Tax Return (except where the failure to enter into any such ruling, Contract or settlement would, in the reasonable judgement of the Company after reasonable consultation with its professional advisors and with Parent, have a material adverse impact on the Company or any of its Subsidiaries);

(xiv) (A) amend the Company Charter or (B) amend the comparable organizational documents of any Subsidiary of the Company, in the case of clause (B) other than changes which would not materially and adversely affect Parent;

(xv) settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) if the amount to be paid by the Company or any of its Subsidiaries in any such settlements does not exceed $1,500,000 in the aggregate (in each case, excluding any amount that may be paid or reimbursed under insurance policies or for which the Company or any of its Subsidiaries is entitled to indemnification or contribution) and (B) that does not include any admission of wrongdoing or criminal act and that provides for a general release of all claims against the Company and its Affiliates; provided, that no settlement of any pending or threatened Action may involve any material injunctive or equitable relief, or impose material restrictions, on the business activities of the Company and its Subsidiaries, taken as a whole; provided, further, that actions by or against the Company or any of its Subsidiaries relating to (1) Transaction Litigation shall be governed by Section 5.11, (2) the matters set forth in Section 5.03 shall be governed by Section 5.03 and (3) Dissenter’s Rights shall be governed by Section 2.07, in each case, and not by this Section 5.01;

(xvi) with respect to the Company and its Subsidiaries, adopt a plan or arrangement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization of the Company or any of its Subsidiaries or enter into a new line of business;

(xvii) (A) modify, amend, or waive any material rights under any Material Contract, other than in the ordinary course of business on terms, in a manner that is material and adverse to the Company and its Subsidiaries, taken as a whole, or cancel or terminate, in whole or in part, any Material Contract (other than any expiration in accordance with its terms) in a manner that is material and adverse to the Company and its Subsidiaries, taken as a whole or (B) enter into any Contract that would have been a Material Contract if it had existed on the date hereof other than in the ordinary course of business; provided, that this Section 5.01(b)(xvii) shall not restrict any action that is specifically addressed by and permitted by any other clause of this Section 5.01(b);

(xviii) enter into any agreement covered under Item 404 of Regulation S-K under the Securities Act (other than any payments, transactions or benefits pursuant to Contracts or Company Plans made available to Parent prior to the date hereof, or otherwise as permitted by Section 5.01(b)(viii));

(xix) adopt a rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement or Transactions, including the Merger;

(xx) (A) purchase any real property; (B) enter into any new lease agreement with respect to real property that is not leased by the Company or one of its Subsidiaries as of the date hereof and that provides for annual rental payments by the Company or one of its Subsidiaries exceeding $500,000 individually or $1,000,000 in the aggregate or (C) with respect to any Company Lease in effect on the date hereof, (1) amend or modify the terms thereof in any material respect or (2) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Company Lease;

(xxi) cancel, materially reduce, or terminate any material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses;

(xxii) (A) otherwise materially change or materially modify any cash management or other billing practice or policy of the Company and its Subsidiaries or (B) make any material changes set forth in Section 5.01(b)(xxii)(B) of the Company Disclosure Letter;

(xxiii) take any voluntary and affirmative action (A) to transfer all or any portion of the Cash Amount in any manner from the Company to any other Person (including any direct or indirect Subsidiary of the Company), including by expenditure, distribution, capital contribution, advance, intercompany loan, or subscription by the Company (including in exchange for issuances of equity interests or other rights convertible into equity interests of another Person, including any direct or indirect Subsidiary of the Company) or (B) to subject the Cash Amount to any Liens (other than Permitted Liens and Liens that exist as of the date of this Agreement) or any restrictions, limitations, or Taxes, in each case, that do not apply to transfers of the Cash Amount as of the date of this Agreement and that do apply to transfers of the Cash Amount (including transfers that take the form of repatriations, distributions, dividends, redemption payments, other payments, or repatriations), except, in the case of both (A) and (B), for (1) (x) if Closing occurs by February 28, 2025, transfers and expenditures, for the purpose of operating the respective businesses of the Company and its Subsidiaries at or prior to Closing, in an aggregate amount not to exceed the sum of $10,000,000 plus the amount of any earnings or interest accrued on the Cash Amount from and after August 1, 2024 or (y) if Closing does not occur by February 28, 2025, transfers and expenditures for the purpose of operating the respective businesses of the Company and its Subsidiaries at or prior to Closing, (2) payments in an aggregate amount not to exceed $41,000,000 substantially consistent with the Company’s estimated budget made available to Parent in respect of (x) the Company’s costs, fees and expenses (other than the fees and expenses of the Company’s external legal advisors) incurred in connection with the Transaction at or before the Closing, (y) the fees and expenses of the Company’s external legal advisors incurred in connection with the Transaction through the date of this Agreement, and (z) success based, non-hourly or discretionary fees of the Company’s financial, legal and other advisors incurred in connection with the Transaction at or before the Closing; and (3) payment of the fees (based on hourly rates) and expenses of the Company’s external legal advisors incurred following the date of this Agreement and through the Closing in connection with the Transaction; and

(xxiv) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) For purposes of Section 5.01(b), “wholly-owned Subsidiaries” shall be deemed to include any non-wholly owned Subsidiary of the Company specified in Section 5.01(c) of the Company Disclosure Letter. For the avoidance of doubt, such Subsidiaries shall be permitted to take any actions that a wholly-owned Subsidiary is permitted to take under Section 5.01(b) and will be subject to the same limitations in Section 5.01(b) as a wholly-owned Subsidiary, in each case in a manner consistent with continuing to satisfy the applicable foreign investment limitations or similar requirements under applicable Law.

(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.02 No Solicitation; Change in Recommendation.

(a) Subject to the terms of Section 5.02(b) and (e), the Company shall and shall cause each of its Subsidiaries and its and their officers and directors to, and shall instruct and use its reasonable best efforts to cause its other Representatives to (in each case, acting in their capacity as such to the Company and/or any of its Subsidiaries), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, (i) (A) immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, promptly request the return or destruction of all confidential information furnished by the Company or on its behalf to any Person and its Representatives with respect to a Takeover Proposal on or prior to the date of this Agreement and immediately shut off all access of any Person to any electronic data room maintained by the Company with respect to a possible Takeover Proposal (in each case, other than Parent and its Representatives) and (B) not to, directly or indirectly, (1) initiate, solicit, knowingly facilitate or knowingly encourage the submission of any inquiries regarding, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal or (2) engage in, continue or otherwise participate in any discussions or negotiations regarding (except to notify any Person of the provisions of this Section 5.02), or furnish to any other Person any non-public information, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in connection with, or for the purpose of encouraging, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, and (ii) not enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other agreement relating to a Takeover Proposal other than an Acceptable Confidentiality Agreement in accordance with Section 5.02(b) (each, a “Company Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, the Company will not waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Board of Directors of the Company unless the Board of Directors of the Company or the Special Committee determines in good faith that the failure to waive, terminate or modify such provision would be reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that the Company notify Parent of such waiver, termination or modification promptly (and in any event within 24 hours) thereafter.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from a material breach of Section 5.02(a), (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons making the Takeover Proposal or its or their Representatives and financing sources solely to clarify (but not to engage in negotiations or provide non-public information) the terms and conditions thereof to determine whether the Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal or to request that any Takeover Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02 and (ii) if the Board of Directors of the Company or the Special Committee determines in good faith, (x) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided, that the Company shall promptly (and in any event within 24 hours) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.

(c) The Company shall promptly (and in any event within 24 hours after knowledge of receipt by the Special Committee or an executive officer of the Company) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal and shall disclose to Parent the material terms and conditions of any such Takeover Proposal (whether written or oral) and the identity of the Person or group of Persons making such Takeover Proposal and copies of any documents evidencing or delivered in connection with such Takeover Proposal, and the Company shall keep Parent reasonably informed promptly of any material developments with respect to any such Takeover Proposal (including any material changes thereto and including by providing copies of any revised or new material documents evidencing or delivered in connection with such Takeover Proposal). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) shall be subject to the terms of the Confidentiality Agreement.

(d) Neither the Board of Directors of the Company nor any committee thereof shall (i) withhold or withdraw (or amend or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or amend or modify in a manner adverse to Parent), the Company Board Recommendation, (ii) in the case of the Board of Directors of the Company, if any Takeover Proposal structured as a tender or exchange offer is commenced, fail to recommend against acceptance of such tender or exchange offer by the Company’s shareholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act (provided, that if the Company Shareholders’ Meeting is scheduled to be held more than three Business Days but less than ten Business Days from the date of such public disclosure, prior to the date which is one Business Day before the date on which the Company Shareholders’ Meeting is scheduled to be held), (iii) recommend or endorse the approval or adoption of, or approve or adopt, or publicly propose to recommend, endorse, approve or adopt, any Takeover Proposal, (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) fail to publicly reaffirm the Company Board Recommendation within ten Business Days of the public disclosure of a Takeover Proposal (other than of the type referred to in the clause (iii)) with any Person other than Parent and Merger Sub (provided, that if the Company Shareholders’ Meeting is scheduled to be held more than three Business Days but less than ten Business Days from the date of such public disclosure, promptly and in any event prior to the date which is one Business Day before the date on which the Company Shareholders’ Meeting is scheduled to be held) (any action described in clauses (i) through (v), other than a customary “stop, look and listen” communication, being referred to as an “Adverse Recommendation Change”); it being understood that a reaffirmation of the Company Board Recommendation by the Special Committee shall be sufficient the satisfy the Company’s obligations under this clause (v) as if it were the Board of Directors of the Company.

(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, it shall be permitted, in response to a written Takeover Proposal not solicited in breach of Section 5.02(b), (i) for the Board of Directors of the Company (on recommendation of the Special Committee) or the Special Committee to make an Adverse Recommendation Change or (ii) for the Company, on recommendation of the Special Committee and approval by the Board of Directors of the Company, to concurrently enter into a Company Acquisition Agreement with respect to such Takeover Proposal and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case of clauses (i) and (ii) if the Special Committee has determined in good faith, (x) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that each such action set forth in clauses (i) and (ii) shall not be permitted unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall specify the identity of the party making such Takeover Proposal and the material terms thereof together with copies of all material relevant agreements (including any Company Acquisition Agreement)) relating to such Takeover Proposal, (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of this Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal and (C) following the end of such notice period, the Board of Directors or the Special Committee shall have considered in good faith such revisions, and shall have determined that the Superior Proposal constitutes a Superior Proposal, and after consultation with its financial advisor and outside legal counsel, the failure to do so would continue to reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, if the revisions proposed were to be given effect (it being understood that in the event of any change to the financial terms or any other material terms of such Superior Proposal, this proviso shall again apply (but the five calendar day period shall instead be three calendar days)).

(f) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company (on recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change in response to an Intervening Event that is continuing if the Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law; provided, that the Board of Directors of the Company or any committee thereof shall not, and shall cause the Company not to, take any such action unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall include a reasonably detailed description of such Intervening Event), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of this Agreement such that failure to make such Adverse Recommendation Change would no longer reasonably be expected to constitute a breach of the directors’ fiduciaries under applicable Law and (C) following the end of such notice period, the Special Committee shall have considered in good faith such revisions, and shall have determined that failure to make such Adverse Recommendation Change would continue to be reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law if the revisions were to be given effect (it being understood that in the event of any change of the financial or any other material facts of such Intervening Event, this proviso shall again apply with respect to each such revision (but the five calendar day period shall instead be three calendar days)).

(g) (A) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), (ii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company that is required by applicable Law) or (iii) making any disclosure to the shareholders of the Company that is required by applicable Law or if the Board of Directors of the Company or the Special Committee determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would reasonably be expected to constitute a breach of the directors’ duties to the Company’s shareholders under applicable Law, in each case of clauses (i) through (iii), so long as any such disclosure does not include any statement that constitutes, and does not otherwise constitute, an Adverse Recommendation Change (unless in accordance with Section 5.02(e) or Section 5.02(f)) and (B) the Company shall have notified Parent in advance of making any such disclosures or communications as contemplated in clauses (i) through (iii); provided, that the foregoing shall in no way override the Company’s obligations pursuant to Section 5.02(d), (e) or (f).

(h) As used in this Agreement:

(i) “Acceptable Confidentiality Agreement” means (A) any confidentiality agreement entered into by the Company after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement and that expressly permits the Company to make the disclosures required to be made to Parent by this Section 5.02, it being understood that such agreement need not include any standstill provisions or similar restrictions, or (B) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar restrictions with any Person or group of Persons solely to the extent permitted under the final sentence of Section 5.02(a);

(ii) “Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent or any of its Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (A) acquisition of 20% or more of the consolidated assets, net revenue or net income of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (B) acquisition of 20% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Shares or (D) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Special Committee) or 20% or more of the aggregate voting power of the outstanding equity securities of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, that this Agreement and the Transactions shall not be deemed a Takeover Proposal;

(iii) “Superior Proposal” means any bona fide written Takeover Proposal made by any Person or group (other than Parent or any of its Affiliates) that the Special Committee has determined in its good faith judgment (A) would be more favorable from a financial point of view to the Company’s shareholders than the Transactions and (B) is reasonably capable of being completed on the terms proposed, in each case taking into account all legal, regulatory, financial, timing, financing, due diligence and other aspects of such proposal and of this Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; and

(iv) “Intervening Event” means any effect, change, circumstance, event or occurrence that is material to the Company and its Subsidiaries, taken as a whole, and was not known to or reasonably foreseeable by, or the material consequences of which were not known or reasonably foreseeable, to either the Board of Directors of the Company or the Special Committee as of the date of this Agreement and provided that any effect, change, circumstance, event or occurrence that relates to or involves (A) any Takeover Proposal or Superior Proposal or any inquiry or communications or matters relating thereto, (B) a breach of this Agreement by the Company or any of its Subsidiaries or (C) the market price of the Company Shares (other than the underlying reasons for such effect, change, circumstance, event or occurrence) will not be deemed to constitute an Intervening Event.

Section 5.03 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Regulatory Laws, which are dealt with in Sections 5.03(c) and (d) below.

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each (and Parent shall cause its Subsidiaries to) use its reasonable best efforts to (i) take all actions necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all actions necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c) Each of the parties hereto shall (and Parent shall cause its Affiliates to) (i) make the appropriate filings (or draft filings, where applicable) or submissions under the required Regulatory Laws as promptly as reasonably practicable, and in any event no later than within 20 Business Days following the date of this Agreement and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to such required Regulatory Laws. In furtherance of the above, each of the parties hereto shall use its reasonable best efforts to cooperate with the other parties and use (and shall cause its respective Subsidiaries to use) reasonable best efforts to avoid or eliminate each and every impediment and obtain all consents under any Regulatory Laws that may be required by any foreign or federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as practicable. Without limiting the foregoing, Parent shall use its (and shall cause its Affiliates to use their respective) reasonable best efforts to secure the expiration or termination of any applicable waiting period and obtain any consent, clearance or approval required under any applicable Regulatory Laws. In furtherance of the foregoing, Parent shall use its reasonable best efforts to resolve any objections asserted with respect to the Transactions under any applicable Regulatory Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of the Company and its Subsidiaries, (C) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (D) terminating any joint venture or other arrangement of the Company and its Subsidiaries, (E) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries or (F) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with any Governmental Authority in connection with any of the foregoing) and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action) (each of (A) to (F), a “Remedial Action”); provided, that the Company shall not take any of the foregoing actions without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned). Without limiting the foregoing, Parent and the Company shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. Nothing in this Agreement shall require any party or its Affiliates to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned on the Closing. Parent shall (1) direct the strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority in connection with the Transactions and (2) develop, in good faith cooperation with the Company, the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto. Neither Parent nor the Company shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under any Regulatory Laws or enter into a timing agreement with any Governmental Authority, or withdraw its initial filing pursuant to any Regulatory Law, as the case may be, and refile any of them, without the prior written consent of the other party. In furtherance and not in limitation of this Section 5.03(c) and Section 5.03(d), the parties hereto shall use reasonable best efforts to defend through litigation any claim asserted in court by any Person, including any Governmental Authority, under any Regulatory Laws in order to avoid entry of, or to have vacated or terminated, any Judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the Closing.

(d) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all substantive respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Authority and of any substantive communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions subject to the qualifications applicable to clause (iv), and (iv) to the extent permitted by such applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences. Parent and the Company shall have the right to review in advance all written materials submitted to any Governmental Authority in connection with the Transactions, in each case to the extent such materials or communications are related to any Regulatory Laws; provided, that any such materials may be redacted (A) to remove references concerning the valuation of, other bidders for, or the assessment of other strategic alternatives available to, the Company, (B) as necessary to comply with contractual arrangements or applicable Law and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.03(d) as “Outside Counsel Only”, in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient without the advance written consent of the party providing such materials.

(e) Without limiting Section 5.03(c), in the event that any Action is commenced challenging the Merger and Transactions and such Action seeks, or would reasonably be expected to seek, to prevent consummation of the Merger and the Transactions, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take any and all action to resolve any such Action and each of the Company, Parent and Merger Sub shall cooperate with each other to contest any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the Transactions.

(f) From the date of this Agreement until the Closing Date or earlier termination in accordance with Article VII, without the prior written consent of the Company, Parent and Merger Sub shall not, and Baring Private Equity Asia Fund VIII L.P. shall not, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, or cause Parent, Merger Sub or the Company to be required to obtain any additional clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization, under applicable Regulatory Laws with respect to the Merger and the Transactions, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the Transactions, or(iii) prevent or materially delay the consummation of the Transactions, including the Merger.

(g) Notwithstanding anything to the contrary herein, subject to the proviso in this sentence, nothing in this Section 5.03 shall require Parent to take or agree to, or cause any of its Affiliates (other than Merger Sub or any of its other Subsidiaries, if any) to take or agree to, any Remedial Action or other action specified in this Section 5.03 with respect to EQT AB, any investment funds or investment vehicles affiliated with, or managed or advised by, EQT AB or its Affiliates or any portfolio company (as such term is commonly understood in the private equity industry) or investment of EQT AB or of any such investment fund or investment vehicle, or interest therein under this Section 5.03, in each case, other than with respect to (x) the Company and its Subsidiaries or (y) the assets, properties, business, operations or ownership of any of the Company and its Subsidiaries; provided, that, notwithstanding the foregoing, (i) nothing in this Section 5.03 shall qualify or limit in any respect the obligations of Parent and Merger Sub to (and to cause its Affiliates to cooperate and provide information in order for Parent and Merger Sub to) (A) make any necessary filings with or submissions to, or supply information or documentation to, or engage in communications with, Governmental Authorities as required by this Section 5.03 and (B) obtain all necessary information, documentation or cooperation required from its Affiliates in order to comply with Parent’s and Merger Sub’s obligations under this Section 5.03 and (ii) any determination as to Parent’s and Merger Sub’s compliance with its obligations under this Section 5.03 shall be made without regard to the ability of Parent to control the applicable Affiliate.

Section 5.04 Public Announcements. Each of Parent, Merger Sub and the Company agrees that no press release or other public statement with respect to the Transactions shall be issued by any party without the prior written consent of the Company and Parent (which consent will not be unreasonably withheld, delayed or conditioned), except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system (provided, that the applicable party shall use its reasonable best efforts to allow each other party reasonable time to comment on such press release or other public statement in advance of such issuance) and except for any matters referred to in, and made in compliance with, Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.04 shall not apply to any press release or other public statement made by the Company (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement, (b) is made in the ordinary course of business and does not relate to this Agreement or the Transactions or (c) is made by the Company in compliance with Section 5.02 in connection with the matters contemplated by Section 5.02. Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 5.05 Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, on reasonable notice, for purposes of furthering the Merger and the other Transactions or transition and integration planning relating thereto, the Company shall (and shall cause its Subsidiaries to) afford to Parent and Parent’s Representatives reasonable access during normal business hours to the officers, employees, agents, properties, books, statutory registers, Contracts and records of the Company and its Subsidiaries (other than any of the foregoing that relate to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.02, to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions) and the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request (other than, in each case, any information that is reasonably pertinent to any adverse Action between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand); provided, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; provided, further, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so is reasonably likely to (i) violate applicable Law or an applicable Judgment, (ii) result in the disclosure of trade secrets or competitively sensitive information to third parties or (iii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege. In any such event, the Company shall inform Parent of the general nature of the information being withheld and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or Judgment, result in the disclosure of trade secrets or competitive sensitive information or risk waiver of such privilege or protection, including entering into a joint defense agreement, common interest agreement or other similar arrangement. All requests for information made pursuant to this Section 5.05 shall be directed to the executive officer or other Person designated by the Company. Until the Effective Time, all information provided between the parties hereto and their Representatives shall be subject to the terms of the letter agreement dated as of June 12, 2024, by and between the Company and EQT Partners Asia Pte. Ltd (the “Confidentiality Agreement”) and shall be deemed to be “Confidential Information” thereunder.

Section 5.06 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the memorandum and articles of association (or similar organizational documents) of the Company and its Subsidiaries in effect as of the date of this Agreement with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses and (ii) any and all indemnification agreements identified on Section 5.06 of the Company Disclosure Letter between the Company or any of its Subsidiaries and any of their respective present or former directors, officers and employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time). For a period of six years from and after the Effective Time, Parent shall cause the Surviving Company to (A) to the fullest extent permitted by applicable Law, indemnify and hold harmless each current and former director, officer or employee of the Company or any of its Subsidiaries (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time) and each individual who serves or served at the request of the Company or any of its Subsidiaries as a Representative of another Person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (1) the fact that an Indemnitee is or was a director, officer or employee of the Company or such Subsidiary or serves or has served at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan) or (2) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a Representative of another Person (including any employee benefit plan)), in each case under clause (1) or (2), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification, advancement or reimbursement right of any Indemnitee)and (B) assume (in the case of the Surviving Company, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter and the organizational documents of such Subsidiaries as in effect on the date of this Agreement. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, memorandum and articles of association (or similar organizational documents) of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors, officers and employees and indemnification than are set forth as of the date of this Agreement in the Company Charter, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall cause the Surviving Company to pay, promptly after receipt by Parent or the Surviving Company of a written request by an Indemnitee if delivered prior to the sixth anniversary of the Effective Time, all reasonable and documented liabilities, losses, costs and expenses of such Indemnitee in connection with matters for which such Indemnitee is eligible to be indemnified pursuant to this Section 5.06(a) in advance of the final disposition of such matter (including any Action in connection with enforcing the indemnity and other obligations referred to in this Section 5.06), subject to receipt of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification under this Section 5.06(a).

(b) None of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.06 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable in the aggregate to such individuals than those of such policy in effect on the date of this Agreement (or the Surviving Company may substitute therefor policies of at least the same aggregate coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy, if the cost of such “tail” policy does not exceed the Maximum Premium). In lieu of maintaining such current policies, the Company may (or if requested by Parent, the Company shall use reasonably best efforts to), in consultation with Parent, purchase a six-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. The Surviving Company will not be obligated to (i) pay annual premiums for the “tail” policy in excess of 300% of the amount paid by the Company for coverage for the calendar year ended December 31, 2023 (such 300% amount, the “Maximum Premium”) or (ii) pay an aggregate cost for the “tail” policy in excess of the Maximum Premium. If the annual premiums of such insurance coverage for the six-year period exceed the Maximum Premium or the aggregate cost for such “tail” policy exceeds the Maximum Premium, as applicable, then the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Premium or an aggregate cost for such “tail” policy not exceeding the Maximum Premium. If such prepaid “tail” policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.06(c) and the Surviving Company shall cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification, reimbursement or contribution that any such individual may have under the Company Charter, by contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies shall be third party beneficiaries of this Section 5.06).

(e) In the event that (i) Parent, the Surviving Company or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Company, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

(g) Parent’s and the Surviving Company’s obligations under this Section 5.06 shall continue in full force and effect for a period of six years from the Effective Time; provided, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.06 shall continue in effect until the full and final resolution of such Claim.

Section 5.07 Financing.

(a) Each of Parent and Merger Sub acknowledges and agrees that the Company and its Affiliates have no responsibility for any financing Parent may raise in connection with the Transactions. Each of Parent and Merger Sub shall use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing contemplated by the Equity Commitment Letter in amounts at least equal to the Financing Amounts. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to take, or cause Merger Sub and its controlled Affiliates to use reasonable best efforts to take, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing on the terms and subject only to the conditions described in the Equity Commitment Letter as promptly as possible but in any event prior to the Outside Date, including by (i) maintaining in effect the Equity Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Equity Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein and (iii) satisfying, on a timely basis, to the extent within their control, all conditions in the Equity Commitment Letter and the Definitive Agreements and complying with its obligations thereunder. Parent shall comply, and cause its Affiliates to comply, with its obligations, and enforce its rights, under the Equity Commitment Letter and Definitive Agreements in a timely manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Equity Commitment Letter or the Definitive Agreements (other than the consummation of the Merger and those conditions that by their nature are to be satisfied or waived at Closing) have been satisfied, Parent shall use reasonable best efforts to cause the Equity Investor to comply with their respective obligations thereunder, including to fund the Equity Financing.

(b) Parent shall not without the prior written consent of the Company: (i) permit any amendment or modification to, or consent to any waiver of any provision or remedy under, the Equity Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (A) imposes new or additional conditions or other contingencies or otherwise expands, amends or modifies any of the conditions or other contingencies to the consummation or receipt of all or any portion of the Equity Financing, in each case, in a manner that would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions, (B) reduces the aggregate amount of the Equity Financing contemplated in the Equity Commitment Letter to an amount that would be less than an amount that would be required to satisfy the Financing Amounts, (C) would reasonably be expected to adversely affect the ability of Parent to enforce its rights against other parties to the Equity Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter as in effect on the date of this Agreement, (D) would reasonably be expected to make the timely funding of the Equity Financing or satisfaction of the conditions to obtaining the Equity Financing less likely to occur or (E) would otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other Transactions; or (ii) terminate the Equity Commitment Letter or any Definitive Agreement. Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver. Any reference in this Agreement to “Equity Financing” shall include the financing contemplated by the Equity Commitment Letter as amended or modified in express compliance with this Section 5.07(b), and “Equity Commitment Letter” shall include such document as amended or modified in express compliance with this Section 5.07(b).

(c) The foregoing notwithstanding, compliance by Parent with this Section 5.07 shall not relieve Parent of its obligations to consummate the Transactions, including the Merger, whether or not any debt, equity or other financing (including the Equity Financing) is available, and Parent acknowledges and agrees that its obligation to consummate the Transactions, including the Merger, on the terms and subject to the conditions set forth herein are not conditioned upon or contingent on the availability or consummation of any debt, equity or other financing for or related to any of the Transactions, including the Merger (including, without limitation, all or any portion of any financing), subject to satisfaction of the conditions to Closing specified in Section 6.01 and Section 6.02.

Section 5.08 Financing Cooperation.

(a) Following the date of this Agreement and prior to the Effective Time, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its respective reasonable best efforts and shall use its reasonable best efforts to cause its and their respective Representatives to use their reasonable best efforts, to provide Parent and Merger Sub with all reasonable cooperation as is reasonably requested (if applicable) in writing by Parent in connection with the arrangement of any third party debt financing that Parent or Merger Sub may seek to obtain in connection with the Transactions (the “Debt Financing”). Without limiting the generality of the foregoing, such reasonable best efforts shall, in any event, include the following:

(i) causing appropriate members of senior management of the Company to participate in a reasonable number of virtual or telephonic meetings and presentations with prospective lenders and rating agencies and in connection with reasonable and customary syndication activities in connection with the Debt Financing at reasonable times and locations to be mutually agreed and with reasonable advance notice to the Company;

(ii) providing reasonable and customary assistance to Parent with the preparation of customary rating agency presentations, confidential bank information memoranda (including, to the extent required by the Debt Financing, a version of the confidential bank information memorandum that does not include material non-public information within the meaning of U.S. federal securities laws with respect to the Company) and lender presentations required in connection with the Debt Financing;

(iii) assisting in the preparation of (including by providing customary information for the completion of any schedules thereto) customary definitive financing agreements and other customary certificates as may be reasonably requested by Parent;

(iv) to the extent required by the Debt Financing, using reasonable best efforts to facilitate the pledging of, and perfection of security interests in, collateral, it being understood that such documents will not take effect until the Effective Time;

(v) furnishing Parent with (A) the Required Financing Information (it being understood and agreed that any Required Financing Information that is publicly filed with the Securities and Exchange Commission shall be deemed to be delivered upon such filing) and (B) subject to clause (b)(viii) below, such other financial information regarding the Company as may be reasonably requested by Parent and that is customarily included in a financing comparable to the Debt Financing; it being understood that Parent shall (and, for the avoidance of doubt, the Company shall not) be responsible for the preparation of any pro forma financial statements for the Debt Financing (although the Company agrees to reasonably assist Parent in connection with the preparation by Parent of such pro forma financial statements to the extent required to be delivered as a condition precedent for the Debt Financing);

(vi) subject to clause (b) below, assisting in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date (including using reasonable best efforts to cause directors and officers who will continue to hold such offices and positions from and after the Closing to execute resolutions or consents of the Company with respect to entering into the definitive documentation for the Debt Financing and otherwise as necessary to authorize consummation of the Debt Financing); it being understood that no such corporate or other action will take effect prior to the Closing;

(vii) at least four Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all customary documentation and other information with respect to the Company that any Financing Source has reasonably requested at least nine Business Days prior to the Closing Date and that such Financing Source has determined is required by bank regulatory authorities pursuant to applicable anti-money laundering Laws; and

(viii) providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information within the meaning of U.S. federal securities laws about the Company or its securities;

it being understood and agreed that the Company shall have satisfied the obligations set forth in Section 5.08(a)(i) through Section 5.08(a)(iii) if the Company shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.

(b) Nothing in this Section 5.08 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or to the extent not indemnified or reimbursed, agree to pay any fees or reimburse any expenses prior to the Effective Time; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing (except for the authorization letters contemplated by Section 5.08(a)(viii)); (iii) give any indemnities that are effective prior to the Effective Time; or (iv) take any action that the Company determines in good faith would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, breach any confidentiality obligations (provided, that the Company shall use reasonable best efforts to notify Parent that any cooperation is being withheld on such basis) or create a material risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries; (v) cause any director, officer, employee or shareholder of the Company or any of its Subsidiaries to incur any personal liability; (vi) conflict with or violate the organizational documents of the Company or any of its Subsidiaries or any applicable Laws or any applicable Judgment or jeopardize the protection of trade secrets or competitively sensitive information and/or jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege; (vii) conflict or be reasonably expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Subsidiaries is a party; (viii) prepare any Excluded Information; (ix) provide or deliver any internal or external legal opinions by the Company or any of its Subsidiaries or (x) consent to a pre-filing of UCC-1s or any other grant of Liens or that result in the Company or any of its Subsidiaries being responsible to any third parties for any representations or warranties prior to the Closing (except for authorization letters contemplated by Section 5.08(a)(viii)). Nothing contained in this Section 5.08(b) or otherwise in this Agreement shall require the Company or any of its Subsidiaries, prior to the Closing, to be a borrower, issuer or other obligor with respect to the Debt Financing or other financing prior to the Closing.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.

(d) All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources (including any Financing Sources) and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective counsel) so long as such Persons (i) agree to be bound by the provisions of the Confidentiality Agreement applicable to Representatives; or (ii) are subject to other confidentiality undertakings that are substantially similar in their protection of confidential information as the Confidentiality Agreement.

(e) Promptly upon request by the Company, Parent shall reimburse the Company for any reasonable documented out-of-pocket costs and expenses (including attorneys’ fees and advisor’s fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 5.08.

(f) The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent arising from the willful misconduct, gross negligence, or bad faith or Willful Breach of the Company, its Subsidiaries or their respective Representatives, in each case, as determined in a final and non-appealable judgment by a court of competent jurisdiction.

(g) Notwithstanding anything to the contrary in this Agreement, the failure of the Company to comply with this Section 5.08 shall only be taken into account in the condition set forth in Section 6.02(b) to the extent that (y) the Company shall have Willfully Breached any of its obligations under this Section 5.08, and (z) such breach shall have been a proximate cause of the Debt Financing not being consummated.

(h) Parent and Merger Sub each acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing.

Section 5.09 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Immediately following the execution of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, shall execute and deliver a written consent adopting and approving this Agreement in accordance with the CICA.

Section 5.10 Employee Matters.

(a) For a period of 12 months following the Effective Time (or, if shorter, the applicable Continuing Employee’s period of employment following the Effective Time), Parent shall, and shall cause the Surviving Company to, provide (i) annual base salary or hourly base wage rates (as applicable), target annual or short-term (i.e., more frequent than annual) cash incentive opportunities (including target short-term (i.e., more frequent than annual) commission-based cash incentive opportunities) to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and who remains so employed immediately following the Effective Time (each, a “Continuing Employee”) that, in each case, are no less favorable than those in effect immediately prior to the Effective Time, and (ii) other broad-based employee benefit plans and arrangements (other than change-in-control compensation, equity or equity-based compensation, long-term incentive compensation, nonqualified deferred compensation, severance, defined benefit pension, retiree medical benefits and other similar plans and arrangements (the “Excluded Benefits”)) to Continuing Employees that are substantially similar in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time. Notwithstanding the foregoing, for all purposes of this Section 5.10(a), if greater compensation or benefits are required to be provided under applicable Law, Parent shall provide, or cause to be provided, such applicable greater compensation and benefits. Seller shall, or shall cause the Company or any of its Subsidiaries to satisfy any notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries or any Union representing employees of the Company or any of its Subsidiaries as of Closing, including any collective bargaining obligations.

(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Company to, assume, honor and continue during the 12-month period following the Effective Time or, if sooner, until all obligations thereunder have been satisfied, all of the Company’s employment, retention, and termination plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or consented to by the parties hereto.

(c) With respect to all employee benefit plans of the Surviving Company and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA (whether or not subject to ERISA)) (including any vacation, long service award, overtime payment, paid time-off, retirement and severance plans) in which any Continuing Employee is eligible to participate, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Company or any of its Subsidiaries; provided, that such service will not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service or for any purpose with respect to the Excluded Benefits (other than severance benefits), unless otherwise required by applicable Law.

(d) Without limiting the generality of Section 5.10(a), Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, all pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions that would prevent immediate or full participation under any welfare benefit plan maintained by the Surviving Company or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods or other restrictions would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Company to, use commercially reasonable efforts to recognize the full dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) Without limiting the generality of Section 5.10(a), short-term cash bonus incentives shall be treated in the manner set forth in Section 5.10(e) of the Company Disclosure Letter.

(f) Each of the Company, Parent and Merger Sub acknowledges that the consummation of the Merger will constitute a change in control of the Company under the terms of the Company’s employee plans, programs, arrangements and contracts containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(g) As soon as reasonably practicable following the Effective Time, Parent will, or will cause the Surviving Company and its Subsidiaries to, use reasonable efforts to (i) establish and implement a broad-based incentive program (the “Incentive Program”) and (ii) allocate awards under the Incentive Program to certain Continuing Employees as determined in Parent’s discretion in consultation with the Surviving Company’s executive leadership team.

(h) Nothing in this Agreement shall be construed as requiring Parent or any of its Subsidiaries (including the Surviving Company) to retain the employment of or provide any term or condition of employment to any Person following the Effective Time. The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.10 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any Company Plan or other employee benefit plan under applicable Law or otherwise, (ii) limit in any way the rights of Parent or any of its Subsidiaries (including the Surviving Company) to amend or terminate any Company Plan or other employee benefit plan at any time in accordance with its terms or as otherwise required by applicable Law or (iii) create any right to employment, continued employment, or any term or condition of employment with Parent or any of its Subsidiaries (including the Surviving Company), and no current or former director, officer, manager, employee, or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Section 5.10 or have the right to enforce the provisions hereof.

Section 5.11 Transaction Litigation. Prior to the Effective Time, Parent shall give prompt written notice to the Company, and the Company shall give prompt written notice to Parent, of any shareholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced or, threatened in writing against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the Transactions (collectively, “Transaction Litigation”) of which Parent or the Company, as applicable, obtains Knowledge and shall keep the other party reasonably informed regarding any Transaction Litigation. Each of Parent and the Company shall keep the other party reasonably informed on a prompt basis regarding any Transaction Litigation and shall promptly furnish the Company or Parent, as applicable, with copies of communications received or sent or documents filed. Each of the Company and Parent shall (a) reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, (b) give the other party the opportunity to consult with it regarding the defense and settlement (including strategy and all decisions with respect thereto) of such Transaction Litigation (including by allowing the other party to (at the other party’s expense) offer comments or suggestions with respect to any communications, filings, pleadings, submissions and responses relating to such Transaction Litigation, which the receiving party shall consider and implement in good faith prior to submission), and will use reasonable best efforts to appeal any adverse Judgment entered with respect to Transaction Litigation if reasonably requested by Parent and (c) give the other party the opportunity to participate (at the other party’s expense) in the defense and settlement of such Transaction Litigation (including by giving Parent the opportunity to attend and participate in any external meetings (whether in-person or otherwise), telephone or video calls or other conferences). Notwithstanding the foregoing, (x) this Section 5.11 shall not apply or be interpreted or deemed to apply to any Transaction Litigation in which the parties are against each other or in the context of any Transaction Litigation related to or arising out of a Takeover Proposal and (y) no provision of this Section 5.11 shall require or be interpreted or deemed to require either Parent or the Company, as applicable, to waive any applicable privileges, protections or immunities as to them (provided that in the event of any information being withheld as a result thereof, the Company or Parent, as applicable, shall, to the extent that it would not jeopardize any such privilege, protection or immunity, inform the other party of the general nature of any information being withheld and use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not risk waiver of any applicable privileges, protections or immunities). Notwithstanding anything to the contrary in this Section 5.11, in the event of any conflict with any other covenant or agreement contained in Section 5.03 that expressly addresses the subject matter of this Section 5.11, Section 5.03 shall govern and control.

Section 5.12 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Shares to be de-listed from NYSE and de-registered under the Exchange Act as soon as promptly as practicable following the Effective Time.

Section 5.13 Preparation of the Proxy Statement; Shareholders’ Meeting.

(a) As promptly as reasonably practicable (it being agreed that the Company shall use its reasonable best efforts to do so within 20 Business Days) after the execution of this Agreement, the Company shall prepare the Proxy Statement and furnish it to the SEC. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement and shall notify the other party as promptly as reasonably practicable if and to the extent such information shall have become false or misleading in any material respect and the Company shall prepare (with the assistance of Parent) and mail to its shareholders an amendment or supplement to the Proxy Statement to the extent required by applicable Law. Prior to the furnishing of the Proxy Statement (or any amendment or supplement thereto), the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b) Notwithstanding any Adverse Recommendation Change but subject to Section 5.13(a) and applicable Law and to the extent not prohibited by any Judgment, the Company (and, as applicable, the Board of Directors of the Company) shall take all necessary actions in accordance with applicable Law, the Company Charter and the rules of NYSE to establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval, and shall commence the dissemination of the Proxy Statement to the Company’s shareholders as promptly as reasonably practicable (and, in any event, within two Business Days) after the Proxy Statement is furnished to the SEC. Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, with the approval of the Special Committee, adjourn, recess, or postpone the Company Shareholders’ Meeting (i) after reasonable consultation with its outside legal counsel, to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Company has determined is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the shareholders of the Company in advance of the Company Shareholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions, (iii) if as of immediately prior to the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (iv) to solicit additional proxies for the purpose of obtaining the Company Shareholder Approval; provided, other than in the case of the foregoing clause (ii), the Company may not postpone or adjourn the Company Shareholder Meeting more than two times, and each such postponement or adjournment shall not be for more than ten Business Days on any single occasion, in each case, without Parent’s prior written consent; provided, further, that in no event (x) shall the Company Shareholders’ Meeting be postponed or adjourned beyond the date that is three Business Days prior to the Outside Date or (y) once it is fixed by the Board of Directors of the Company, shall the record date for the Company Shareholders’ Meeting change (whether or not in connection with any such postponement or adjournment), without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) unless required by applicable Law. The Company agrees that, no matters shall be brought before the Company Shareholders’ Meeting other than adoption of this Agreement and the Plan of Merger, approval of any Transactions requiring Company Shareholder Approval and any related and customary procedural matters, including adjournment or postponement thereof, and matters required by Law to be voted on in connection with the approval of the Merger.

Section 5.14 Directors. Upon Closing, the Company shall use reasonable best efforts to cause each member of the Board of Directors of the Company to execute and deliver a letter in customary form effectuating his or her resignation as a director of the Board of Directors of the Company effective immediately upon the Effective Time.

ARTICLE VI

Conditions to the Merger

Section 6.01 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by Parent and the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger;

(b) Governmental Consents. Any waiting period or consent, clearance or approval applicable to the consummation of the Merger under the specific Regulatory Laws of the specific jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter shall have expired, been terminated, waived or obtained, as applicable;

(c) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

Section 6.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) (A) set forth in the first sentence of Section 3.02(b) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any De Minimis Inaccuracies and (B) set forth in Section 3.02(a) and Section 3.06(e) shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for changes that do not exceed $7,500,000 individually or in the aggregate, (ii) set forth in Section 3.01, Section 3.02(b) (other than the first sentence of Section 3.02(b)), Section 3.03, Section 3.16, Section 3.18(c) (disregarding the phrase “materially delay” set forth in such Section 3.18(c)), Section 3.21 and Section 3.22 shall (A) to the extent not qualified or limited by the word “material,” “materiality” or “Material Adverse Effect” as set forth therein, be true and correct in all material respects as of the date hereof and the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (B) to the extent qualified or limited by the word “material,” “materiality” or “Material Adverse Effect” as set forth therein, shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects (giving effect to any limitation or qualification that includes the word “material,” “materiality” or “Material Adverse Effect” set forth therein) only as of such specific date), (iii) set forth in Section 3.08(b) shall be true and correct in all respects as of the date hereof, (iv) set forth in Article III, other than those Sections specifically identified in clause (i), (ii) or (iii) of this paragraph, that are qualified “Material Adverse Effect” qualification shall be true and correct as so qualified as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (v) set forth in Article III, other than those Sections specifically identified in clause (i), (ii), (iii) or (iv) of this paragraph, shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect;

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect; and

(c) Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of the Agreement. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 6.03 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.01, Section 4.02 and Section 4.09 shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) set forth in Article IV, other than those Sections specifically identified in clause (i) of this paragraph, shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions by Parent or Merger Sub. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect; and

(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

Section 6.04 Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant or agreement set forth in this Agreement.

ARTICLE VII

Termination

Section 7.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to February 28, 2025 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided, that if on the Outside Date the conditions to Closing set forth in Section 6.01(a) (if such Judgment arises under or as a result of a Regulatory Law contemplated in Section 6.01(b) of the Company Disclosure Letter) or Section 6.01(b) shall not have been satisfied but all other conditions to Closing set forth in Article VI shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), then the Outside Date shall automatically be extended until May 16, 2025; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Effective Time to occur on or before the Outside Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to a party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the issuance or entry of such Restraint (it being understood that Parent and Merger Sub shall be deemed a single party for the foregoing provision); or

(iii) if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval shall not have been obtained;

(c) by Parent:

(i) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 30 calendar days after written notice of such breach or failure to perform, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination, is given by Parent to the Company and (2) the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements hereunder that would result in a failure of a condition set forth in Section 6.03(a) or Section 6.03(b); or

(ii) prior to receipt of the Company Shareholder Approval, if the Board of Directors of the Company or a committee thereof shall have made an Adverse Recommendation Change.

(d) by the Company:

(i) if either Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Outside Date or, if curable by such date, is not cured within the earlier of (1) 30 calendar days after written notice of such breach or failure to perform, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination, is given by the Company to Parent and (2) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements hereunder that would result in a failure of a condition set forth in Section 6.02(a) or Section 6.02(b); or

(ii) prior to receipt of the Company Shareholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 5.02(e)(ii); provided, that the Company has complied with all of its obligations in Section 5.02(e) (other than in any immaterial respect) with respect to such Company Acquisition Agreement and that prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee due under Section 7.03(a) (so long as Parent has provided the Company with wire instructions for such payment).

Section 7.02 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.08(e), Section 5.08(f), this Section 7.02, Section 7.03, Article VIII and the last sentence of Section 5.05, all of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (subject to the limitations set forth in Section 7.03(d) and Section 7.03(f)) no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud (which, in the case of damages payable by Parent or Merger Sub, shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefits of the Transactions lost by the Company’s shareholders (taking into consideration relevant matters, including Merger Consideration and the time value of money) and shall be subject to the limitations set forth in the penultimate sentence of Section 7.03(d) and Section 7.04, as applicable). No termination of this Agreement shall affect the rights or obligations of any party pursuant to the Confidentiality Agreement, the Guarantee or the Equity Commitment Letter, which rights, obligations and agreements shall survive the termination of this Agreement in accordance with their respective terms.

Section 7.03 Company Termination Fee.

(a) In the event that this Agreement is terminated (i) by Parent pursuant to Section 7.01(c)(ii) or (ii) by the Company pursuant to Section 7.01(d)(ii), then, the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (so long as Parent has provided the Company with wire instructions for such payment) in the case of clause (i), within two Business Days after such termination or in the case of clause (ii), simultaneously with such termination.

(b) In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (provided, that, at the Outside Date, the Company Shareholder Approval has not been obtained at or prior to the Outside Date) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i) and (ii) (A) a bona fide Takeover Proposal shall have been made, proposed or communicated by a third party (publicly in the case of termination pursuant to Section 7.01(b)(iii)) after the date of this Agreement and, in the case of a termination pursuant to Section 7.01(b)(iii), not withdrawn at least three Business Days prior to the Company Shareholders’ Meeting (or in the case of a termination pursuant to Section 7.01(b)(i), at least three Business Days prior to the termination of this Agreement) (or in the case of a termination pursuant to Section 7.01(c)(i), at least three Business Days prior to the breach underlying termination of this Agreement) and (B) within 12 months after the date this Agreement is terminated, the Company consummates, or enters into a definitive agreement providing for, a Takeover Proposal, the Company shall pay, or cause to be paid, the Company Termination Fee to Parent or its designee by wire transfer of same-day funds (so long as Parent has provided the Company with wire instructions for such payment) within two Business Days after the earlier of entry into a definitive agreement providing for, or consummation of, such Takeover Proposal. For purposes of this Section 7.03(b), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

(c) In no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

(d) In the event the Company Termination Fee is paid to Parent in circumstances under which such fee is payable pursuant to this Section 7.03, payment of the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap pursuant to Section 7.03(g)) shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, the “Parent Related Parties”), except in the case of a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of this Section 7.03(d)), against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and on payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by the Company for breaches under this Agreement (taking into account the payment of the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap pursuant to Section 7.03(g) pursuant to this Agreement)) exceed the Cap in the aggregate for all such breaches. In no event will any Parent Related Party seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Cap against any of Company Related Party, and in no event will any Parent Related Party be entitled to obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Cap against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Law arising out of any such breach, termination or failure.

(e) Each of Parent, Merger Sub and the Company acknowledges that (i) the agreements contained in this Section 7.03 are an integral part of the Transactions, (ii) the damages resulting from the termination of this Agreement under circumstances where the Company Termination Fee is payable are uncertain and incapable of accurate calculation and (iii) without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, the Company Termination Fee, if, as and when required to be paid pursuant to this Section 7.03 shall not constitute a penalty but rather liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger; provided that the foregoing shall apply with respect to a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of Section 7.03(d)).

(f) In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee in accordance with Section 7.03 (in which case Section 7.03(d) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary liability of the Company and the Company Related Parties, if any, shall be limited to an amount equal to the Company Termination Fee (together with any Enforcement Expenses up to the Expense Cap), and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount, in each case other than with respect to a Willful Breach by the Company of its obligations hereunder (which shall be subject to the limitation set forth in the penultimate sentence of Section 7.03(d)).

(g) Acknowledgments. The parties acknowledge that the agreements contained in this Section 7.03 are an integral part of this Agreement and that, without Section 7.03, Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.03, and, in order to obtain such payment, the recipient party commences an Action that results in a judgment against the Company for the amount set forth in Section 7.03 or any portion thereof, the Company shall pay to Parent the reasonable and documented out-of-pocket fees, costs and expenses (including attorneys’ fees) of Parent and its Affiliates in connection with such Action (collectively, the “Enforcement Expenses”), which Enforcement Expenses shall not exceed $15 million (the “Expense Cap”).

Section 7.04 Company Remedies. Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Sub fail to effect the Closing as and when required pursuant to the terms of this Agreement for any or no reason or either of Parent or Merger Sub otherwise breaches this Agreement or fails to perform any of its covenants hereunder (in any case, whether willfully, intentionally, unintentionally or otherwise), except for (a) the right of the Company to seek (and, if applicable, obtain) an injunction, specific performance or other equitable relief in accordance with Section 8.08, and in connection therewith, the rights and remedies of the Company under the Equity Commitment Letter, (b) the right and remedies of the Company under the Guarantee, (c) the rights and remedies of the Company under the Confidentiality Agreement, and (d) the rights to indemnification and reimbursement of the Company under Section 5.08(e) and Section 5.08(f), the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) following the termination of this Agreement of the Company Related Parties against the Parent Related Parties for any breach, loss or damage with respect to this Agreement and the Transactions shall be for the Company to seek damages against Parent and Merger Sub to the extent Parent or Merger Sub shall have committed Fraud or a Willful Breach (a “Pre-Closing Damages Proceeding”); provided, that the monetary damages payable by Parent under all Pre-Closing Damages Proceedings shall not exceed, in the aggregate, $112,074,317 (the “Cap”). Notwithstanding anything to the contrary in this Agreement and to the fullest extent permitted under applicable Law, except for (i) the right of the Company to seek and recover monetary damages from Parent up to the amount of the Cap as provided for in the immediately preceding sentence and (ii) the rights and remedies of the Company referenced in clauses (a) through (d) of the immediately preceding sentence, to the fullest extent permitted under applicable Law, (A) none of the Parent Related Parties will have any liability to the Company Related Parties, whether at Law or equity, in contract in tort or otherwise, arising from or in connection with any breach by Parent or Merger Sub of any of their representations, warranties, covenants or agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of its Affiliates may have relating to this Agreement (including a failure to effect the Closing as and when required pursuant to the terms of this Agreement) and (B) none of the Company Related Parties will have any rights or claims against any of the Parent Related Parties relating to any such matters. In no event shall the Company or any of its Subsidiaries, and the Company shall not cause any of the Company Related Parties to, seek or cause, authorize or encourage to be sought on behalf of any such Person any damages from, or otherwise bring any claim or proceeding against, any of the Parent Related Parties arising from or in connection with any breach of this Agreement, other than as provided in clause (i) or clause (ii) of the immediately preceding sentence, provided, that, although the Company shall be entitled to pursue both a grant of specific performance to cause the Closing to occur and a Pre-Closing Damages Proceeding pursuant to this Agreement (subject to the limitations set forth in this Section 7.04), in no event shall the Company be entitled to receive both monetary damages from a Pre-Closing Damages Proceeding and a grant of specific performance (including with respect to enforcement of the Equity Commitment Letter in accordance with, and subject to the terms and conditions thereof) that causes the Closing to occur. Nothing in this Section 7.04 shall in any way expand or be deemed or construed to expand the circumstances in which Parent or any other Parent Related Party may be liable under this Agreement or in connection with any of the Transactions.

ARTICLE VIII

Miscellaneous

Section 8.01 No Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

Section 8.02 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, that following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval.

Section 8.03 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions, to the fullest extent permitted by applicable Law (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that (i) Parent may assign any of or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent and (ii) each of Parent and Merger Sub may assign any of or all of its rights, interests and obligations under this Agreement to any (a) Affiliate of Parent (and such Affiliate may further assign to its Affiliates) or (b) the Financing Sources as collateral securing the Debt Financing; provided, that no such assignment pursuant to clauses (i) or (ii) above shall relieve Parent or Merger Sub of its obligations under this Agreement or be permitted if such assignment would reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding on, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.06 Entire Agreement; No Third Party Beneficiaries. This Agreement, including the Company Disclosure Letter and Voting Agreements, together with the Equity Commitment Letter, the Guarantee, the Plan of Merger and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer on any Person other than the parties hereto any rights or remedies hereunder, except for: (a) the provisions of Article II (which, from and after the Effective Time, shall be for the express benefit of, and enforceable by, each holder of Company Shares or Company Equity Awards as of the Effective Time) concerning payment of the Aggregate Consideration (including the premium reflected in the Aggregate Consideration, which was specifically negotiated by the Special Committee on behalf of the Company’s equity holders), (b) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06 and (c) the rights of the Company Related Parties set forth in Section 7.03(d) and Section 7.03(f), the rights of the indemnified parties specified in Section 5.08(f) and the rights of the Parent Related Parties set forth in Section 7.03(d). Notwithstanding the foregoing, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to Article II concerning payment of the Aggregate Consideration (including the premium reflected in Aggregate Consideration, which was specifically negotiated by the Special Committee on behalf of the Company’s equity holders) may only be enforced by the Company acting as an agent on the behalf of the Company’s equity holders (including the holders of Company Equity Awards) in its sole and absolute discretion, and the Company may retain any amounts obtained in connection therewith.

Section 8.07 Governing Law; Jurisdiction.

(a) This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles. Notwithstanding the foregoing, the following matters arising out of or relating to this Agreement shall be construed, performed and enforced in accordance with the Laws of the Cayman Islands: the Merger, the vesting of the rights, property, choses in action, business, undertaking, goodwill, benefits, immunities and privileges, contracts, obligations, claims, debts and liabilities of Merger Sub in the Surviving Company, the cancellation of the Company Shares, the rights provided in Section 238 of the CICA, the fiduciary or other duties of the Board of Directors of the Company and the board of directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub. For the avoidance of doubt, all disputes relating to the performance of the parties’ obligations under this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the Transactions, whether in Law or in equity, whether in Contract or tort or otherwise, shall be heard and determined in United States District Court for the Southern District of New York located in the Borough of Manhattan (or, if that court does not have jurisdiction, the Chancery Court of the State of Delaware (or, if that court does not have jurisdiction, the Supreme Court of the State of New York, County of New York) and the appropriate appellate courts therefrom) (such courts, the “Chosen Courts”). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of the Chosen Courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action brought in the Chosen Courts, (iii) agree to not contest the jurisdiction of the Chosen Courts in any such Action, by motion or otherwise and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts, except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of New York (or, if applicable, the State of Delaware) and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each of Parent and Merger Sub confirms that it has appointed, and hereby appoints, Corporation Service Company, located at 251 Little Falls Drive, Wilmington, Delaware 19808, for purposes of service of process for claims under this Agreement. The Company confirms that it has appointed, and hereby appoints, Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, for purposes of service of process for claims under this Agreement. Each party hereto agrees that service of process on such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by Federal Express, UPS, DHL or similar courier service to the address set forth in Section 8.10. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

Section 8.08 Specific Enforcement.

(a) The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. Each party hereto acknowledges and agrees that (i) the parties shall be entitled to seek an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (ii) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company, Parent nor Merger Sub would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations to effect the Closing on the terms and conditions set forth herein and cause the Equity Financing to be funded to pay in cash all of the Financing Amounts (including to cause Parent to enforce the obligations of the Equity Investor under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, (i) all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), (ii) Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (x) all conditions set forth in Section 6.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date) and (y) the Company is ready, willing and able to consummate the Merger and the Closing.

(c) The parties hereto further agree that, subject to the following sentence, by seeking the remedies provided for in this Section 8.08, the Company shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement or restrict or limit the Company’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter. Notwithstanding anything in this Agreement to the contrary, under no circumstances shall the Company be entitled to both the grant of specific performance which results in the consummation of the Merger, on the one hand, and be awarded monetary damages (including any monetary damages in lieu of specific performance) whatsoever, on the other hand.

Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR CONTROVERSY THAT MAY, DIRECTLY OR INDIRECTLY, RELATE TO OR ARISE UNDER THIS AGREEMENT, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (but only if confirmation of receipt of such email is requested and received; provided, that the recipient shall use reasonable best efforts to confirm receipt promptly on request) or sent by Federal Express, UPS, DHL or similar courier service (providing proof of delivery) to the applicable party at the following street or email address(es):

If to Parent or Merger Sub, to it at:

Hedychium Group Limited

c/o EQT Partners Asia Pte. Limited

10 Collyer Quay #10-01

Ocean Financial Centre

Singapore 049315

Attention: Kirti Ram Hariharan

Email: [*****]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

Attention:  Ariel Deckelbaum

 Suni Sreepada

Email:     Ariel.Deckelbaum@ropesgray.com

 Suni.Sreepada@ropesgray.com

If to the Company, to it at:

PropertyGuru Group Limited

No.12-01/04, Paya Lebar Quarter 1 Paya Lebar Link

Singapore 408533

Attention: Joe Dische

Email: [*****]

with copies (which shall not constitute notice) to each of:

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Attention:  Ethan A. Klingsberg

 Steven Y. Li

Email:     ethan.klingsberg@freshfields.com

 steven.li@freshfields.com

and

Freshfields Bruckhaus Deringer LLP

Akasaka Biz Tower 36F

5-3-1 Akasaka Minato-ku

Tokyo 107-6336 Japan

Attention:  Noah Carr

Email:     noah.carr@freshfields.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.11 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, that in no event shall the Company or any of its Subsidiaries be deemed to be an “Affiliate” of Parent or any of its Subsidiaries nor shall Parent or any of its Subsidiaries be deemed to be an “Affiliate” of the Company or any of its Subsidiaries. For the avoidance of doubt: (i) with respect to Parent, the term “Affiliate” shall not include EQT AB, any investment fund, investment vehicle or client sponsored or advised by EQT AB or any of its Affiliates or any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund, investment vehicle or client; provided, that these limitations shall not apply with respect to the definition of (a) “Parent Related Parties”, (b) in Section 5.03, Section 7.02 (for purposes of any determination thereunder), Section 8.04, Section 8.08, and Section 8.16 or (c) in the Equity Commitment Letter and the Guarantee; and (ii) with respect to any shareholder that is an Affiliate of the Company, the term “Affiliate” shall not include any investment fund, investment vehicle or client sponsored or advised by such Person or any of its Affiliates or any of the portfolio companies (as such term is commonly understood in the private equity industry) or other investments of any such investment fund, investment vehicle or client.

“Aggregate Consideration” means the sum of the (i) aggregate Merger Consideration and (ii) aggregate consideration payable to holders of Company Equity Awards under Section 2.04.

“Bribery Legislation” means all applicable Laws relating to the prevention of bribery, corruption and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010, the U.K. Proceeds of Crime Act 2002 and the Prevention of Corruption Act 1960 of Singapore and the Penal Code 1871 of Singapore.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC, banks in Singapore, New York, NY or the Cayman Islands are authorized or required by Law to be closed.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Charter” means the Company’s amended and restated memorandum and articles of association, as adopted by special resolution dated 23 July 2021 and effective on 16 March 2022.

“Company Equity Plans” means each of (i) the Company Employee Stock Option Plan 2016, (ii) the Company Employee Stock Option Plan 2018, (iii) the Company Non-Executive Directors Share Plan, (iv) the Company Omnibus Equity Incentive Plan and (v) the Company Restricted Stock Units Plan, in each case, as amended.

“Company Intellectual Property” means the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, scheme, policy, agreement or other arrangement that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA), (iii) a stock option, stock purchase, stock appreciation right, restricted stock unit or other equity-based agreement, policy, scheme, program, plan, or other arrangement (iv) an individual employment, consulting, severance, retention, change in control or other similar plan, program, policy, scheme, agreement or other arrangement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, scheme, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, scheme, agreement or other arrangement sponsored or maintained by a Governmental Authority pursuant to which the Company or any of its Subsidiaries is required to contribute under applicable Law.

“Company Software” means any material proprietary software systems, platforms or programs developed by or on behalf of, and owned by, the Company or any of its Subsidiaries.

“Company Termination Fee” means an amount of cash equal to $33,622,295.

“Company Warrants” means the warrants to purchase Company Shares issued by the Company under the Warrant Agreement.

“Contract” means any loan or credit agreement, indenture, debenture, note, instrument, purchase order, option, bond, mortgage, deed of trust, lease, settlement, commitment, undertaking, sublease, license, sublicense, contract, subcontract or other legally binding obligation or arrangement.

“Data Protection Obligations” means all national or foreign Laws, rules, contractual obligations, or posted privacy policies or terms of use that are related to privacy, information security, data protection, breach notification, cross-border information transfers, or the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (including technical and physical), disposal, destruction, disclosure or transfer of information, in each case as and to the extent applicable to the Company and its Subsidiaries. For the avoidance of doubt, Data Protection Obligations include marketing privacy statutes including the Singapore Spam Control Act.

“De Minimis Inaccuracies” means any inaccuracies in the representations and warranties of the Company set forth in Section 3.02(a) or the first sentence of Section 3.02(b) that individually or in the aggregate are de minimis relative to the total fully diluted equity capitalization of the Company.

“Encumbrance” means any mortgage, charge, deed of trust, lease, license, covenant, restriction, hypothecation, option to purchase or lease, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Excluded Information” means any (i) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any information required by segment reporting, (ii) financial statements or other financial data (including selected financial data) for any period ending prior to the earliest period covered by the Required Financing Information, or (iii) financial or other information not readily available to the Company or its Affiliates under their respective current reporting systems or which cannot be prepared by the Company without unreasonable effort or undue burden.

“Financing Sources” means the agents, arrangers, bookrunners, underwriters, lenders and other Persons that have committed to provide or arrange the Debt Financing pursuant a debt commitment letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

“Fraud” means an intentional act of common law fraud in the making of the representations and warranties set forth in Article III or in the certificate delivered pursuant to Section 6.02(a) (in the case of the Company) or the representations and warranties set forth in Article IV or in the certificate delivered pursuant to Section 6.03(a) (in the case of Parent and Merger Sub), in each case with the specific intent to deceive and mislead the other party with respect to such representations and warranties.

“Governmental Authority” means any government, court, regulatory or administrative agency, mediator, arbitrator, arbitral body, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization, including stock exchange), whether federal, state or local, domestic, foreign or multinational.

“Group Management Team” means the positions listed on Section 8.17 of the Company Disclosure Letter.

“Hazardous Materials” means (i) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (ii) any substance defined or regulated as a hazardous or toxic substance, material or waste or as a pollutant, waste or contaminant, or words of similar meaning, under any applicable Environmental Law.

“IFRS” means International Financial Reporting Standards, consistently applied.

“Indebtedness” means, with respect to any Person, and without duplication, all liabilities (including in respect of principal, accrued interest, penalties, fees, reimbursements, indemnities and premiums) of such Person (i) for borrowed money (including amounts outstanding under commercial paper or overdraft facilities), (ii) evidenced by notes, bonds, debentures or other similar Contracts, (iii) in respect of letters of credit, bankers’ acceptances, and surety and performance bonds that have been drawn down, in each case, to the extent of such draw, (iv) for the capitalized liability under all capital and finance leases of such Person (determined in accordance with IFRS), (v) for Contracts relating to interest rate protection, swap agreements, collar agreements and other hedging arrangements, in each case, to the extent payable if such Contract is terminated at the Closing and (vi) in the nature of a guarantee of the obligations described in clauses (i) through (v) above of any other Person. Notwithstanding the foregoing, “Indebtedness” shall not include any (A) obligations under operating leases and (B) undrawn letters of credit, bankers’ acceptances and similar instruments.

“Intellectual Property” means all rights, title and interests in and to all intellectual property of every kind and nature however denominated in any jurisdiction throughout the world, whether registered or unregistered, including such rights in and to: (i) any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention; (ii) any trademark, trademark registration, trademark application, service mark, service mark application trade name, business name, logo, trade dress or brand name and the goodwill associated therewith; (iii) any copyright, copyright registration, Software or other technology, works of authorship or database rights and any related moral rights; (iv) social media account handles and any internet domain name; (v) trade secret, confidential know-how, or other confidential and proprietary information; (vi) rights of publicity; and (vii) any registrations or applications relating to any of the foregoing.

“Knowledge” means (i) with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.12 of the Company Disclosure Letter after having made reasonable inquiry of those employees of the Company and its Subsidiaries primarily responsible for such matters, but without further investigation by such persons and (ii) with respect to Parent or Merger Sub, the actual knowledge, as of the date of this Agreement, any of the officers or directors of Parent or Merger Sub after having made reasonable inquiry of those employees of Parent and its Subsidiaries primarily responsible for such matters, but without further investigation by such persons.

“Lien” means any pledge, lien, charge, Encumbrance, subscription right or security interest of any kind or nature.

“Material Adverse Effect” means any effect, change, development, fact, condition, event or occurrence that, individually or in the aggregate with all other effects, changes, developments, facts, conditions, events or occurrences (i) has a material adverse effect on the business, assets, properties, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) would prevent, materially delay or materially impair the consummation of the Transactions including the Merger by the Company (provided that this clause (ii) shall be disregarded for purposes of determining whether the conditions set forth in Section 6.02 have been satisfied); provided, that, for purposes of clause (i) only, that none of the following, and no effect, change, development, fact, condition, event or occurrence arising out of or resulting from any of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, development, fact, condition, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate, or any changes or prospective changes in general legal, regulatory, political or social conditions or (2) the economy, credit or financial or capital markets, in any country or region in which the Company or any of its Subsidiaries has material operations, including changes in interest or exchange rates, the price or relative value of any digital asset or cryptocurrency or the markets for any such digital asset or cryptocurrency, monetary policy or inflation or (B) to the extent arising out of, resulting from or attributable to (1) changes in any applicable Law or in IFRS or in accounting standards, or any changes or prospective changes in the interpretation of any of the foregoing, (2) the negotiation, execution or announcement or performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, vendors, partners, employees or regulators, or any Transaction Litigation (it being understood that this clause (2) shall not apply with respect to references to a “Material Adverse Effect” in the representation or warranty that is specifically intended to address the consequences of the execution and delivery of this Agreement, the public announcement of this Agreement or consummation of the Transactions), (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience or terrorism, (4) tsunamis, earthquakes, floods, hurricanes, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, (5) epidemics, pandemics or other disease outbreaks or Laws or directives issued by a Governmental Authority in response to any epidemic, pandemic or other disease outbreak, (6) any action taken by (x) the Company or any of its Subsidiaries that is required or expressly contemplated by this Agreement or at Parent’s express written request or with Parent’s consent (provided that this clause (x) shall not apply to actions requested to be taken by the Company pursuant to the covenants set forth in Section 5.01(b) and consented to by Parent) or (y) Parent or any of its Affiliates, (7) relating to the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (8) any change or prospective change in the Company’s credit ratings, (9) any decline in the market price, or change in trading volume, of the capital stock of the Company or (10) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (8), (9) and (10) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (10) hereof) may be taken into consideration when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); provided, further, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4), or (5) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, development, fact, condition, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to similarly situated participants in the industry in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities (x) not yet delinquent or (y) the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserve has been maintained in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens imposed by law arising in the ordinary course of business for amounts not yet due or payable or which are being contested in good faith by appropriate proceedings and for which adequate reserve has been maintained in accordance with IFRS in the financial statements of the Company included or incorporated by reference in the Company SEC Documents, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business and for which adequate reserve has been maintained in accordance with IFRS, (v) nonexclusive licenses granted to third parties in the ordinary course of business in connection with the provision or receipt by the Company and any of its Subsidiaries of products and services, (vi) Liens encumbering the interest of landlords, owners or ground lessors of real property, (vii) purchase money Liens and Liens securing rental payments under capital lease arrangements, (viii) Liens discharged at or prior to the Effective Time and (ix) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, group (as such term is used in Section 13 of the Exchange Act) or any other entity, including a Governmental Authority.

“Personal Data” means all data in any form that relates or may be linked to an identified or identifiable natural person or household and any other information that constitutes “personal information,” “personal data,” “health data,” “personal financial account information” or an equivalent under applicable Law or any Data Protection Obligation.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and registered domain names that are owned by the Company or any of its Subsidiaries and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Regulatory Laws” means all applicable antitrust Laws (including foreign antitrust Laws) and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate (i) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or (ii) foreign investment.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Required Financing Information” means (i) the audited consolidated financial statements of the Company consisting of balance sheets as of the last date of each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date, income statements and cash flow statements for each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date and (ii) the unaudited consolidated financial statements of the Company consisting of balance sheets as of the last day of each completed fiscal quarter (other than the fourth fiscal quarter of any fiscal year) ending after the most recently completed fiscal year for which audited consolidated financial statements have been delivered pursuant to clause (i) and at least 45 days prior to the Closing and the related income statement and cash flow statement for each such fiscal quarter.

“Sanctioned Country” means at any time, any country, region, or territory that is the subject of or targeted by any comprehensive sanctions, which include, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region or so-called Donetsk People’s Republic or Luhansk People’s Republic in Ukraine.

“Sanctioned Person” means any Person (i) designated on any list of sanctioned entities under Sanctions Laws, including the list of Specially Designated Nationals and Blocked Persons maintained by Office of Foreign Assets Control of the US Department of Treasury, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions, the Consolidated List of Financial Sanctions Targets maintained by His or Her Majesty’s Treasury, or any similar list of targeted persons, entities, groups, or bodies maintained by the United Nations, the United States, the European Union (or any of its member states), the United Kingdom, Australia, Canada, or Japan, (ii) that is, or is part of, a government of a Sanctioned Country, (iii) 50% or more owned or controlled by, or acting on behalf of, any of the foregoing, (iv) organized, located, or ordinarily resident within or operating from a Sanctioned Country or (v) otherwise targeted under Sanctions Laws.

“Sanctions Laws” means all Laws relating to economic, financial, or other trade-related sanctions, restrictions, export controls, or embargoes imposed, administered, or enforced from time to time by (i) the United States government, including the Departments of the Treasury, State and Commerce, (ii) the United Kingdom, (iii) the European Union or any European Union member state, (iv) the United Nations or its Security Council, (v) Australia, (vi) Canada, or (vii) Japan.

“Security Breach” means any material (i) unauthorized or unlawful acquisition or disclosure of, access to, loss of, or misuse or other unauthorized or unlawful processing of any Personal Data; (ii) a ransomware, phishing or other cyberattack; or (iii) other security breach incident of which the Company is required to notify any Person or any law enforcement or regulatory authority under any Data Protection Obligation.

“Shareholders’ Agreement” means that certain Shareholders’ Agreement relating to the Company, dated March 17, 2022, by and among TPG Asia VI SF Pte. Ltd., TPG Asia VI SPV GP LLC (in its capacity as general partner of TPG Asia VI Digs 1 L.P.), Epsilon Asia Holdings II Pte. Ltd., REA Asia Holding Co. Pty Ltd., REA Group Limited and the Company.

“Software” means all types of computer software programs and databases, including operating systems, application programs, software tools, firmware, specifications, designs and documentation and software imbedded in equipment, including both source code and object code.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Systems” means all networks, servers, switches, endpoints, Software, platforms, electronics, databases, interfaces, applications, websites, storage, firmware, hardware, and related information technology or outsourced services and processes, and all electronic connections between them, that are owned, operated, or used by the Company or any of its Subsidiaries, including in connection with their products or services, and are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.

“Tax” means any U.S. federal, state or local or non-U.S. taxes, fees, levies, duties, tariffs, imposts, and other similar charges in the nature of a tax (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, net worth, escheat, or abandoned or unclaimed property obligations (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, gains, estimated, alternative or minimum taxes, (iii) license, registration and documentation fees and (iv) customs duties, tariffs, and similar charges.

“Tax Return” means any return, form, statement, report, claim for refund, declaration of estimated Taxes, information return or information statements, including any schedule or attachment thereto or any amendment thereof, in each case with respect to Taxes and filed or required to be filed with any Governmental Authority, including any consolidated, combined or unitary tax return.

“Union” means any labor union, works council, trade union or other employee representative body.

“Warrant Agreement” means the Warrant Agreement, dated as of January 25, 2021, between Bridgetown Holdings Limited and Bridgetown 2 LLC.

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would constitute a breach of this Agreement.

(b) The following terms are defined on the page of this Agreement set forth after such term below:

Term	Section
Acceptable Confidentiality Agreement	Section 5.02	(h)(i)
Action	Section 3.08	(b)
Adverse Recommendation Change	Section 5.02	(d)
Agreement	Preamble
Announcement	Section 5.04
Balance Sheet Date	Section 3.06	(c)
Bankruptcy and Equity Exception	Section 3.03	(a)
Book-Entry Share	Section 2.01	(c)
Cap	Section 7.04
Capitalization Date	Section 3.02	(a)
Cash Award	Section 2.04	(c)
Certificate	Section 2.01	(c)
Chosen Courts	Section 8.07	(b)
CICA	Recitals
Claim	Section 5.06	(b)
Closing	Section 1.02
Closing Date	Section 1.02
Collective Bargaining Agreement	Section 3.13	(a)
Company	Preamble
Company Acquisition Agreement	Section 5.02	(a)
Company Board Recommendation	Recitals
Company Disclosure Letter	Article III
Company Equity Awards	Section 2.04	(d)
Company Option	Section 2.04	(a)
Company Related Parties	Section 7.03	(d)
Company RSU	Section 2.04	(b)
Company SEC Documents	Section 3.06	(a)
Company Securities	Section 3.02	(b)
Company Shareholder Approval	Section 3.03	(c)
Company Shareholders’ Meeting	Section 5.13	(b)
Company Shares	Section 2.01
Confidentiality Agreement	Section 5.05
Continuing Employee	Section 5.10	(a)
Debt Financing	Section 5.08	(a)
Definitive Agreements	Section 5.07	(a)
Director RSU	Section 2.04	(b)
Dissenter Rights	Section 2.07	(a)
Dissenting Shareholder	Section 2.07	(a)
Dissenting Shares	Section 2.07	(a)
Effective Time	Section 1.03
Enforcement Expenses	Section 7.03	(g)
Environmental Laws	Section 3.13	(b)
Environmental Permits	Section 3.13	(b)
Equity Commitment Letter	Recitals
Equity Financing	Section 4.06	(a)
Equity Investor	Recitals
Exchange Act	Section 3.05
Excluded Benefits	Section 5.10	(a)
Expense Cap	Section 7.03	(g)
Fair Value	Section 4.08	(b)
Filed SEC Documents	Article III
Financing Amounts	Section 4.06	(c)
Guarantee	Recitals
Indebtedness	Section 5.01	(b)(ii)
Indemnitee	Section 5.06	(a)
Intervening Event	Section 5.02	(h)(iv)
Judgment	Section 3.08	(b)
Laws	Section 3.10	(a)
Material Contract	Section 3.18	(a)
Material Insurance Policies	Section 3.19	(a)
Material Suppliers	Section 3.18	(a)(viii)
Maximum Premium	Section 5.06	(c)
Merger	Recitals
Merger Consideration	Section 2.01	(c)
Merger Sub	Preamble
Moelis	Section 3.21
NYSE	Section 3.05
Outside Date	Section 7.01	(b)(i)
Parent	Preamble
Parent Related Parties	Section 7.03	(d)
Paying Agent	Section 2.03	(a)
Payment Fund	Section 2.03	(a)
Permits	Section 3.10	(b)
Plan of Merger	Section 1.03
Pre-Closing Damages Proceeding	Section 7.04
Proxy Statement	Section 3.05
Registrar of Companies	Section 1.01
Remedial Action	Section 5.03	(c)
Restraints	Section 6.01	(a)
SEC	Section 3.05
Securities Act	Section 3.02	(c)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Superior Proposal	Section 5.02	(h)(iii)
Surviving Company	Section 1.01
Takeover Law	Section 3.16	(b)
Takeover Proposal	Section 5.02	(h)(ii)
Tax Proceedings	Section 3.11	(c)
Terminated RSU	Section 2.04	(d)
Transaction Litigation	Section 5.11
Transactions	Recitals
Unvested Company RSU	Section 2.04	(c)
Vested Company RSU	Section 2.04	(b)
Voting Agreement	Recitals

Section 8.13 Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement; provided, that Parent shall be responsible for and pay the filing fee under any applicable Regulatory Laws and any fees for similar filings or notices under foreign Laws or regulations.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the virtual data room maintained by or on behalf of the Company in connection with the Transactions, (ii) filed or furnished to the SEC or (iii) provided in writing by or on behalf of the Company in writing to Parent, Merger Sub or any of their Representatives. All accounting terms used and not defined herein shall have the respective meanings given to them under IFRS as of the date hereof. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. Except as used in Section 5.01(a), any reference to “ordinary course of business” or any similar concept refers to the ordinary course of business of the Company and its Subsidiaries, taken as a whole, consistent with past practice. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein and including (in the case of Laws) any rules or regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

Section 8.15 Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the Company and its Subsidiaries, hereby: (a) agrees that any suits, claims, charges, actions, audits, investigations, examinations or inquiries, whether in Law or in equity, whether in Contract or in tort or otherwise, involving the Financing Sources arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suits, claims, charges, actions, audits, investigations, examinations or inquiries to the exclusive jurisdiction of such court, and such suits, claims, charges, actions, audits, investigations, examinations or inquiries (except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in any documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the Laws of the State of Delaware)) shall be governed by the Laws of the State of New York (without giving effect to any conflicts of Law principles that would result in the application of the Laws of another jurisdiction), (b) agrees not to bring or support any suits, claims, charges, actions, audits, investigations, examinations or inquiries of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise, against any Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (c) agrees that service of process upon the Company or its Subsidiaries in any such suits, claims, charges, actions, audits, investigations, examinations or inquiries or proceeding shall be effective if notice is given in accordance with Section 8.10, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suits, claims, charges, actions, audits, investigations, examinations or inquiries in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any suits, claims, charges, actions, audits, investigations, examinations or inquiries brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent against the Financing Sources with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder), (f) agrees not to bring or support or permit any of its Affiliates to bring or support any claim or cause of action whether in Law or in equity, whether in Contract or in tort or otherwise, against the Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing or the definitive documents related thereto or any of the transactions contemplated hereby or thereby and (g) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 8.15 or Section 8.06 and such provisions and the definition of “Financing Sources” shall not be amended in any manner materially adverse to any of the Financing Sources without the prior written consent of the Financing Sources. For the avoidance of doubt, this Section 8.15 shall not in any manner affect the rights of Parent or any of its Affiliates to enforce its rights under any documentation relating to the Debt Financing.

Section 8.16 No Recourse.

(a) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto (or parties to the Guarantee, Equity Commitment Letter or Confidentiality Agreement, to the extent set forth herein). No Parent Related Parties (other than (i) Parent and Merger Sub and (ii) the Equity Investor to the extent set forth in the Equity Commitment Letter or Guarantee) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. No Company Related Party (other than the Company to the extent set forth in this Agreement) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. It is further understood that any certificate or certification contemplated by this Agreement and executed by an officer of a party will be deemed to have been delivered only in such officer’s capacity as an officer of such party (and not in his or her individual capacity) and will not entitle any party to assert a claim against such officer in his or her individual capacity.

(b) The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Parent Related Parties and that none of the Parent Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company’s Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or any of their respective successors, heirs or Representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than in each case, Parent and Merger Sub to the extent provided herein, EQT Partners Asia Pte. Ltd pursuant to the Confidentiality Agreement or the Equity Investor pursuant to the Equity Commitment Letter or the Guarantee (in each case, in accordance with the terms set forth therein). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities. Each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Company Related Parties and that none of the Company Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to Parent, Merger Sub, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) or any of their respective successors, heirs or Representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, the Company to the extent provided herein. Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

HEDYCHIUM GROUP LIMITED

By:	/s/ Stefan Mathias Jacob van Oorschot
Name: Stefan Mathias Jacob van Oorschot
Title: Director

HEDYCHIUM LIMITED

By:	/s/ Stefan Mathias Jacob van Oorschot
Name: Stefan Mathias Jacob van Oorschot
Title: Director

PROPERTYGURU GROUP LIMITED

By:	/s/ Hari Vembakkam Krishnan
Name: Hari Vembakkam Krishnan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Plan of Merger

[*****]

Exhibit B

Form of Amended and Restated Memorandum and Articles of Association

of the Surviving Company

[*****]